From This
POINT
Forward


                                        In New England,
                                           New York and the World


Annual Report 1994

NYNEX

Our Corporate Mission

NYNEX Corporation's mission is to be a world-class leader in helping people communicate using information networks and services. NYNEX provides wireline and wire-free telecommunications services, directory publishing and information delivery services to approximately 16.5 million customers in New England, New York and selected markets around the world.

- --------------------------------------------------------------------------------
About this report: The NYNEX 1994 Annual Report, which is printed on non-glossy, recycled paper, reflects our efforts to create a more cost-effective and environmentally responsible share owner report.


CONTENTS

Introduction                                              1
Financial Highlights                                      2
Letter to Share Owners                                    3
Corporate Citizenship                                     7
1994 Consolidated Financial Statements
  Management's Discussion and Analysis of
   Financial Condition and Results of Operations         10
  Selected Financial and Operating Data                  28
  Report of Independent Accountants                      28
  Report of Management                                   29
  Consolidated Statements of Income                      30
  Consolidated Balance Sheets                            31
  Consolidated Statements of Changes in
   Stockholders' Equity                                  32
  Consolidated Statements of Cash Flows                  33
  Notes to Consolidated Financial Statements             34
  Supplementary Information                              48
NYNEX Corporate Officers, Officers of Principal
 Operating Groups and Share Owner Information            49
Board of Directors                                       50

At NYNEX, we are expanding the world of communications and multimedia for customers. It's a world of wireline and wire-free solutions. Voice, video and data services. Information and entertainment. NYNEX is reinventing itself to meet the promise and potential of the Information Age -- envisioning not only what the world will be, but how we will participate in shaping it from this point forward ....

1994 NYNEX Annual Report

                             Financial Highlights

December 31,
(In millions, except per share
 data and total employees)                           1994     1993      1992
                                                  -------  -------   -------
OPERATING DATA
Operating Revenues                                $13,307  $13,408   $13,183
Earnings (Loss) before Cumulative Effect
 of Change in Accounting Principle                $   793  $  (272)  $ 1,311
Cumulative Effect of Change in Accounting
 for Postemployment Benefits, Net of Taxes              -     (122)        -
                                                  -------  -------   -------
Net Income (Loss)                                 $   793  $  (394)  $ 1,311

PER SHARE DATA
Earnings (Loss) before Cumulative Effect
 of Change in Accounting Principle                $  1.89  $  (.66)  $  3.20
Cumulative Effect of Change in
 Accounting Principle                                   -     (.29)        -
                                                  -------  -------   -------
Earnings (Loss)                                   $  1.89  $  (.95)  $  3.20
Dividends                                         $  2.36  $  2.36   $  2.32
Book Value                                        $ 20.26  $ 20.28   $ 23.51

OTHER DATA
Total Assets                                      $30,068  $29,458   $27,732
Stockholders' Equity                              $ 8,581  $ 8,416   $ 9,724
Capital Expenditures*                             $ 3,012  $ 2,717   $ 2,450
Network Access Lines in Service#                     16.6     16.0      15.6
Total Employees                                    70,600   76,200    82,500

                           Earnings (Loss) Per Share
                                 (in dollars)

                                Excluding restructure
                Reported        and other charges
1990            2.39            3.04
1991            1.49            2.86
1992            3.20            3.20
1993            (.95)           3.00
1994            1.89            2.97

                               Return to Equity

                                Excluding restructure
                Reported        and other charges
1990            10.2%           13.0%
1991             6.4%           12.2%
1992            13.8%           13.8%
1993            (4.0%)          12.5%
1994             9.2%           14.4%

                              Operating Revenues
                             (dollars in billions)

                Reported
1990            13.6
1991            13.3
1992            13.2
1993            13.4
1994            13.3

                               Net Income (Loss)
                             (dollars in millions)

                                Excluding restructure
                Reported        and other charges
1990              949           1,208
1991              601           1,151
1992            1,311           1,311
1993             (394)          1,235
1994              793           1,245

Results for 1994 include after-tax charges of $452.8 million for pension enhancements due to work force reductions. Results for 1993 include after-tax charges of $1.6 billion for business restructuring and other charges, primarily related to efforts to redesign operations and force reduction programs. Results for 1991 and 1990 include after-tax charges of $550 million and $259 million, respectively, reflecting the costs of organizational restructuring, force reduction programs, and other charges.

* Excludes additions under capital lease obligations and the equity component of allowance for funds used during construction.

# Network access lines in service have been restated for retroactive adjustments to the in-service base. This restatement was not material and had no impact on revenues.

                                    [Photograph]          [Photograph]
                                    WILLIAM C. FERGUSON   IVAN SEIDENBERG
                                    Chairman              President, CEO and
                                                          Chairman Designate

To Our Share Owners:

For NYNEX, 1994 was a year to build on the fundamentals -- to expand the world of communications and multimedia so that we can deliver on our commitments to share owners, customers and employees. In a time of unprecedented change in our industry, and unprecedented opportunity, we are doing just that.

Building on our solid base in New England and New York -- the most lucrative telecommunications markets in the world -- NYNEX is transforming itself into a global communications and media company. It's a transformation that opens new markets to NYNEX and enables us to serve existing customers better. How? By expanding the range of telecommunications, entertainment and information services we offer, and improving the way we deliver them.

We have a great story to tell, one with several chapters -- about working to serve more customers better, faster and more efficiently in the Northeast and around the globe, about new technologies, new services and a new regulatory environment, about exciting strategic partnerships and alliances, and about an energized, prepared and committed work force. The theme of our story: building share owner value by remaking, rebuilding and repositioning our business for this century and the next.

CREATING VALUE THROUGH GROWTH

Our results for the year reflect growth in service demand and real progress in improving the fundamentals of the business. Net income for 1994 was $1.25 billion, or $2.97 per share, excluding pension enhancement charges of $452.8 million, or $1.08 per share. That compares with 1993 net income of $1.24 billion, or $3.00 per share, excluding restructuring and other charges of $1.6 billion, or $3.95 a share. The 1994 pension charges are part of a previously announced $1.3 billion in after-tax charges to be recorded as employees retire through 1996 under our enhanced pension offer.

Operating revenues for 1994 were $13.3 billion, down slightly from $13.4 billion reported in 1993. However, sustained growth in demand for cellular and telecommunications services contributed to strong fourth-quarter revenue growth, up 5 percent over the same period in 1993, excluding the effects of our exit from the information products and services business in 1993 and revenue reductions ordered by the New York State Public Service Commission in 1994.

While operating expenses increased 4 percent overall in 1994, they decreased 1 percent in the fourth quarter, excluding the effects of pension enhancement costs in 1994, and restructuring charges and our exit from the information products and services business in 1993. In fact, fourth-quarter Telecommunications operating expenses declined 4.1 percent from the fourth quarter of 1993, excluding the effects of pension enhancement charges and restructuring charges. As the initial steps of process re-engineering -- our total quality improvement efforts -- took hold, we reduced total expenses, despite cost increases from continued growth in demand for cellular and telecommunications services and rapid development of our international operations.

As you read on, you'll learn more about how the changes we're making in our processes and the markets we serve will translate into greater customer satisfaction and steady earnings growth. In fact, everything we do at NYNEX is aimed at retaining customers and adding new ones -- delighting them so we can grow the business, grow the bottom line and increase share owner

1994 NYNEX Annual Report

    NYNEX Voice Messaging Service           NYNEX PhoneSmart(R) Services

               units in service                      features in service
      1994         448,000                   1994         992,599
      1993         253,000                   1993         527,527
      1992         117,000                   1992         151,485
                                             1991          32,637


value. To achieve that, we've established four "imperatives" for success: (1) We will grow our markets; (2) We will transform our core businesses; (3) We will expand internationally; and (4) We will gain regulatory flexibility. Here are highlights from each of these areas:

GROWING OUR MARKETS

A Focus on Customers

To ensure success in this competitive industry, NYNEX is working to retain customers, to win new business from them and to expand our customer base globally. With a sharper focus on marketing, we're doing just that -- growing the business both in our traditional telecommunications operations and in exciting new markets, here and abroad.

. In our core telecommunications market, NYNEX added more than half a million new access lines in 1994 -- the strongest growth in demand in NYNEX history. And minutes of use on our lines were up a solid 7.3 percent.

. Our products and services succeed when they give customers the freedom to communicate when, where and how they want. For example:

We added more than 195,000 NYNEX Voice Messaging Service customers in 1994 -- a 77 percent increase over the previous year. And we've sold a total of one million features of NYNEX PhoneSmart(R) Services, a family of products that include Call(er) ID, Call Return, Call Trace and Repeat Dialing.

More than 55,000 customers have signed on for NYNEX VoiceDialing(SM) Service. Developed by NYNEX Science & Technology, Inc. -- our world-class research and development laboratory -- this remarkable new service enables customers to make phone calls by speaking the name of the person or place they want to reach into the handset.

We're also a leader in the evolution to faster, more flexible services that help our business customers communicate. NYNEX Enterprise Services provides businesses with fiber-optic-based private networks -- when, where and for as long as they need them. Some 300 businesses have purchased Enterprise service since it was introduced in Manhattan in 1993.

More than one million Centrex lines are in service, providing business customers with a range of network-based telecommunications services. And we're currently targeting small- and medium-sized businesses with NYNEX Digital Centrex Plus Service, enabling them to reap all the benefits of Centrex service enjoyed by large business customers.

. We've stepped up our ethnic marketing efforts, creating a multilingual sales channel to provide focused sales and service support for these distinct, high-growth markets. Our Spanish-speaking representatives, for example, sold 6,800 lines and 52,000 PhoneSmart Services features in 1994, for more than $6.4 million in incremental revenue.

. To enhance our marketing efforts, we're investing more than $2.2 billion a year in our Northeast wireline network -- a targeted investment strategy to meet today's customer needs and to create demand for new services. With more than 1.1 million miles of fiber-optic cable in service across New England and New York -- and 82 percent of our customer lines linked to digital switches -- we're committed to building a fully digital network that helps people communicate via voice, data or video.

================================================================================
Seidenberg Succeeds Ferguson
as NYNEX Chairman and CEO

     In November, the NYNEX board of directors elected Ivan Seidenberg NYNEX president and chief executive officer as of the first of this year, and chairman effective April 1. He succeeds Bill Ferguson, who has served as chairman and CEO since October 1989. Ferguson, whose telecommunications career spans 43 years, continues in his role as chairman until April and will remain on the NYNEX board through the end of 1995.

     "We're fortunate to have someone of Ivan's vision and judgment to entrust with NYNEX's future," remarked Ferguson. "Ivan has played a pivotal role in transforming NYNEX for the challenges ahead. I'm confident that the team led by Ivan and Fred Salerno, our vice chairman for Finance and Business Development, will position NYNEX for success in a new era in telecommunications."

     "It's an honor to succeed Bill as chairman," said Seidenberg, "and I'm excited to take up the challenge of leading NYNEX at such an extraordinary time for our industry. Bill's strong leadership has prepared us well for these competitive times."

     Also leaving the business this year is Ray Burke, who has served as NYNEX's executive vice president, general counsel and secretary. And John Creedon, former president of Metropolitan Life and a NYNEX director since 1983, is retiring from the NYNEX board. "We are indebted to both Ray and John for helping NYNEX develop and grow into a customer-focused enterprise," said Seidenberg. "They are leaders who made a difference in their time here, and we wish them well."

     Profile: Ivan Seidenberg -- began his telecommunications career in 1966 at New York Telephone...From 1974 to 1982, held positions at AT&T in engineering, rates and tariffs and federal regulatory matters...Joined NYNEX as vice president of Government Affairs in 1983...Elected vice president of NYNEX External Affairs three years later, and subsequently elected president of the NYNEX Worldwide Information and Cellular Services Group...Was named a vice chairman in 1991 and president and COO in March 1994.
================================================================================

. As demand for NYNEX services grows, so does the challenge of providing outstanding service to all of our customers. Simply put, we have to maintain excellent service levels if we want to build market share. It's a key goal of our process re-engineering initiatives, of our ongoing improvements to the network infrastructure, and of our renewed commitment to execute work flawlessly.

. Our core business will expand to include cable TV, video entertainment, and information network and delivery services. The FCC recently approved our applications to begin building the first stops along our information superhighway -- video dial tone service in a number of eastern Massachusetts and Rhode Island communities. It's the initial step in a broadband network that will eventually serve the entire Northeast.

. A critical step in developing our high-tech network is a video dial tone trial in Manhattan. In collaboration with Liberty Cable and Time Warner Communications, we're carrying video signals over fiber-optic lines to 2,500 homes in three apartment complexes. The service brings up to 150 channels of cable programming to customers' fingertips. And an interactive service trial enables some of these customers to receive movies on demand, on-line news, home shopping, live events and information services. Also participating in the trial are Urban Cable and Advanced Research & Technology Inc.

. The key to success in our expanding industry is access to the right "content"
- -- information and entertainment -- to deliver over the network. That's why we have established a strategic relationship with Viacom, the entertainment and communications giant. Viacom controls some of the country's most valuable entertainment brands and is one of the largest suppliers of programming for the broadcast network, first-run and off-network syndication and cable TV markets.

. In 1994, we also joined with Bell Atlantic and Pacific Telesis to deliver nationally branded home entertainment, information and interactive services. The venture will develop and market packages of branded entertainment and provide the systems needed to deliver programming over our video dial tone networks. Former CBS Broadcast Group President Howard Stringer, who has been named to head the new

1994 NYNEX Annual Report

    NYNEX Mobile Communications                   NYNEX CableComms

               customers                                  number of
             (in thousands)                              homes passed
      1994        905                            1994      673,048
      1993        575                            1993      358,304
      1992        391                            1992      105,875
      1991        308                            1991       11,230
      1990        259

venture, brings to the job a wealth of experience in entertainment and information. And helping to shape the new venture is Michael Ovitz's Creative Artists Agency (CAA) -- an organization with a proven track record navigating the ins and outs of the entertainment industry. For customers, the new services we develop will be as easy to use as the telephone.

'More Information. More Solutions. More Stuff.'

. The premier directory publishing business in the Northeast, NYNEX Information Resources Company (NIRC) produced record results in 1994 and is creating new ways to help buyers and sellers manage information to complete transactions. NIRC is branching out with the NYNEX Interactive Yellow Pages(SM), a new on-line directory service that customers can access over their PCs through an alliance with Prodigy Services Company. This is the first on-line interactive shopping service supported by display advertising.

You also can find NYNEX on the Internet. In a trial, NIRC is offering its NYNEX NortheastAccess(R) on-line directory service over the Internet to some 7,500 university and public libraries. NortheastAccess provides instant access to NYNEX's on-line Yellow Pages and Business-to-Business directory listings.

Cellular Strength

. Outstanding growth in our cellular business last year brought NYNEX Mobile Communications Company's customer ranks to 905,000 -- a 68 percent increase over 1993. NYNEX Mobile is working to make wirefree communications easier and more efficient than ever -- offering enhanced voice mail, detailed billing and NYNEX MobileReach(SM) service, which provides users with one phone number they can use virtually anywhere in the network, from Maine to Washington, D.C.

NYNEX Mobile also is setting the industry pace with digital "CDMA" technology -- a faster, more flexible cellular radio technology that we'll deploy this year. And in a major blow to cellular fraud, NYNEX Mobile pioneered a personal identification number security system that gives customers virtual "padlock" protection for their cellular service.

. Our pending merger with Bell Atlantic's cellular business, announced last June, more than doubles our cellular customer base to 2 million plus people -- and expands our potential reach to 55 million people from Maine to South Carolina. The merger, which is subject to legal and regulatory approvals, should be completed later this year.

To help us become a nationwide provider of seamless, "anytime-anywhere" communications, our NYNEX/Bell Atlantic mobile business has joined forces with the AirTouch/U S WEST cellular alliance -- creating a potential base of 105 million customers in 15 of the top 20 U.S. cities. Through this venture, we're bidding for licenses in the FCC's auction for personal communications services
(PCS) licenses. We're also developing a national branding and marketing strategy for both cellular and PCS services.

TRANSFORMING THE CORE

Re-creating Our Traditional Businesses Around Customers

. Our process re-engineering initiatives are starting to pay off. In 1993, NYNEX began a three-year journey to redesign work processes from the ground up. Our

================================================================================
Corporate Citizenship:
Caring for the Community

     NYNEX continues to play a vital role in the communities we serve through focused philanthropic and outreach activities. We distributed approximately $19.4 million in grants, matching gifts and voluntary recognition program awards in 1994. Our grant-making philosophy is guided by several priorities: improve the quality of education; promote diversity by sponsoring cultural and community partnerships; and promote long-term wellness by supporting health and human-services programs. Here's a sampling:

     . Development grants totaling $250,000 were awarded to the top three finalist teams of the NYNEX Science & Technology Awards, a scholarship program that encourages high-school students to solve community problems using science and technology.

     . NYNEX supports the "Young at Arts" programs at the Wang Center in Boston, which makes education and outreach programs available to some 18,000 students annually. The programs are designed to enable young people to actively participate in the arts and help increase their self-esteem through art.

     . Through our ongoing sponsorship of the Dimock Community Health Center in Roxbury, Mass., health, education and recreation services are made available to community teens in one accessible location. Health-care providers, substance-abuse and HIV counselors, youth counselors and peer leaders serve some 50 teens weekly.

     . NYNEX was the premier sponsor of the New York Special Olympics in 1994. Some 37,000 children and adults participated, and a 20,000-strong volunteer network helped make it happen -- including some 500 NYNEX employees and members of the Telephone Pioneers of America.

     For more information about NYNEX's philanthropic programs, or for a list of all contributions, write to, call or fax: NYNEX, Corporate Philanthropy, 1095 Avenue of the Americas, New York, NY 10036. Phone: 1(800)360-7955;
     Fax: (212) 398-0951
================================================================================

objective: to deliver service that's faster, more reliable and easier for customers to use, while boosting efficiency in our telecommunications operations by some 30 percent. When we finish, we will have consolidated approximately 300 customer service and administrative work centers into some 50 state-of-the-art, cross-functional "super centers." How? By using better processes, cutting-edge information technology, bigger locations and a highly trained work force.

Process re-engineering translates into dramatic improvements in "anytime-anywhere" service. It means service on the customer's schedule, 24 hours a day, seven days a week. More flexible and convenient bill-paying options. Proactive maintenance for greater reliability. Competitive pricing. Service representatives who can respond to customers quickly and completely, whether it means fixing a problem with a phone line, ordering a new service feature or adjusting a bill. Our goal is one customer call to us, one satisfied customer.

Through re-engineering, it actually costs less to deliver better service: As a result of this three-year effort, NYNEX will cut expenses significantly through 1996, while reducing our employee ranks by 16,800 people.

Reducing our work force is a difficult, but necessary, step in an increasingly competitive marketplace. But we're doing it in an enlightened and productive way with the help of innovative labor contracts negotiated with the Communications Workers of America and the International Brotherhood of Electrical Workers. The contracts, which reinvent our relationship with the unions, have been called "pathbreaking" by U.S. Labor Secretary Robert Reich. They strike an important balance between the need to rebuild NYNEX through re-engineering and force cuts, and employee concerns about job security and flexibility. The contracts fund significant new training and education initiatives that improve employees' technical and marketing skills.

. NYNEX Information Resources Company has an ambitious goal to triple revenues over the next decade. To achieve that, the company is re-engineering its operations -- re-creating the business around customers with a focus on customer satisfaction, employee satisfaction and the lowest operating costs. NIRC is initiating three key strategies: improvements

1994 NYNEX Annual Report

to its print directories and value-added services, broad international expansion and aggressive development of interactive services.

. As we work to transform NYNEX into a 21st-century company with a strong customer focus and a sharp competitive edge, we've hired about a dozen senior-level managers -- marketing, retailing, advertising, information technology, cable and entertainment professionals. Their fresh ideas and "outside" perspectives are bringing added depth to NYNEX, and helping us succeed in the new competitive marketplace.

. For employees, NYNEX is becoming a new kind of company with completely new ways of getting the job done. Closer teamwork, greater accountability and broader job responsibilities are the order of the day. Our corporate culture, embodied in a set of principles we call "NYNEX Winning Ways," gives all of our people a stake in building and acting on our foundation of core values: Quality, Ethics and Caring for the Individual. It means doing things right the first time. Conducting our business relationships with honesty and integrity. Respecting and meeting the diverse needs of our customers. And being a responsible corporate citizen in the communities we serve in this country and throughout the world.

EXPANDING GLOBALLY

From our core expertise of building and managing integrated networks in our home territory, NYNEX is expanding into promising markets overseas. There, we're focused on high-growth areas that include Europe and the Asia/Pacific region, where we're delighting new customers and creating significant share owner value.

. In the United Kingdom, NYNEX CableComms is designing and constructing a broadband network that delivers a range of telecommunications and cable television services. By the end of 1994, the CableComms network had passed approximately 673,000 homes -- serving some 122,000 cable TV subscribers and 99,000 residential phone customers, many of whom subscribe to both services. When completed, the network is expected to pass some 2.7 million homes in 16 franchise areas.

. Through TelecomAsia, our strategic alliance with the CP Group, we're building a 2 million-line network in Bangkok, Thailand. Construction of this Manhattan-sized network is ahead of schedule: With almost 1 million lines in place, we're well on the way to meeting our five-year build commitment. Telecom Holding, a subsidiary of TelecomAsia, was awarded a license last year to provide cable TV services in Thailand.

Telecom Holding is pursuing a host of telecommunications ventures in the region, including wireline service in the Philippines and long-distance, mobile radio and videotex services in Thailand. The research and development laboratory NYNEX Science & Technology has established in Bangkok is a key technical resource for TelecomAsia and for all of our activities in the Pacific Rim.

. We're moving ahead with plans for FLAG, our 17,000-mile undersea "Fiber-optic Link Around the Globe" project. NYNEX is the managing partner of FLAG, a $1.2 billion submarine cable system that will link business centers and high-growth regions along its route from London to Tokyo. Scheduled to be completed in 1997, the system will have landing sites in 11 countries -- carrying up to 600,000 calls simultaneously and serving as a platform for high-capacity broadband systems.

. NYNEX Information Resources Company continues to build a solid presence in international directory publishing markets, distributing more than 3.5 million directories overseas. Following the success of ventures in Gibraltar, Poland and the Czech Republic, NIRC has set up shop in Slovakia, where three directories initially are being produced in markets comprising more than 5 million people. NIRC also established a new subsidiary, NYNEX Worldwide Directories Company, to sell directories outside the U.S.

. Other worldwide ventures include our efforts in Indonesia, the fourth most populous nation in the world. NYNEX and several Indonesian companies have completed construction of three network projects, featuring more than 200,000 access lines, and we're pursuing new wireline and wire-free opportunities there. In Greece, NYNEX is the word when it comes to cellular service: With a 20 percent stake in STET

Hellas Telecommunications S.A., we're playing key marketing, sales and customer services roles in a cellular market that will serve a potential customer base of more than 300,000 people in the next decade.

ACHIEVING REGULATORY FLEXIBILITY

As our industry changes, so must the laws and regulations that govern it. We continue to aggressively pursue reforms in telecommunications policy at both the state and federal levels, in Congress and the courts.

. NYNEX has made innovative proposals to reshape regulations in the states we serve. We're moving from traditional "rate-of-return" regulation -- which sets a ceiling on the profit we can earn on our investment -- to "incentive" regulation. Incentive regulation sets pricing rules, but provides us with true incentives and freedoms to operate more efficiently, including the ability to retain additional revenues. We currently operate under a form of incentive regulation in Rhode Island. Incentive regulation plans in New York and Massachusetts are awaiting decision by the state regulatory bodies, and a similar approach is being considered in Maine.

. Among the features in our incentive regulation filings: no cap on earnings; long-term plans (ten years in Massachusetts and up to seven years in New York); more flexibility to price services competitively; and service-quality targets. With approval of incentive regulation proposals this year in Massachusetts and New York, more than 90 percent of NYNEX's access lines will be covered by this more progressive form of regulation.

. We continue to work toward a national telecommunications policy that would enable us to offer a full array of communication, entertainment and information services. We were extremely disappointed with the failure of Congress in 1994 to pass what promised to be the most sweeping change in telecommunications law in 60 years. NYNEX has consistently been seen as a leader in the legislative process, and we'll continue to vigorously pursue changes in public policy in Congress.

. In December, the U.S. District Court in Portland, Maine, responded favorably to a NYNEX suit, allowing us to provide video programming services in our own service area. We're very pleased with the ruling, which removes a major roadblock to NYNEX providing cable service in the Northeast -- something we're already doing overseas.

In this converging and competitive world marketplace, we intend to be the best at helping people communicate whenever, wherever and however they choose. That's what NYNEX is about. And that's why we will continue to grow our markets at home and overseas. To forge strategic alliances and partnerships that build share owner value. To transform our core business. To retrain and re-educate our work force. To press aggressively for regulatory reforms and legislation that address the dramatic changes under way in our industry. To sharpen our competitive edge and our customer focus. We're ready, willing and able to expand our vision of communications and multimedia -- a vision of customer delight and steady earnings growth -- for this century and the next.


/s/ William C. Ferguson

WILLIAM C. FERGUSON
Chairman


/s/ Ivan Seidenberg

IVAN SEIDENBERG
President, Chief Executive Officer
and Chairman Designate

March 20, 1995

1994 NYNEX Annual Report

                                     MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Review

NYNEX Corporation and its subsidiaries ("NYNEX") are grouped into five segments for financial reporting purposes. The telecommunications segment ("Telecommunications") provides local telephone service, network access to long distance services, technical and support services, and is involved in product development and marketing. Intrastate communications services are regulated by state public service commissions, and interstate communications services are regulated by the Federal Communications Commission ("FCC"). The cellular segment ("Cellular") provides wireless telecommunications services and products. The publishing segment ("Publishing") publishes White and Yellow Pages directories and provides database products and services. The financial services segment ("Financial Services") primarily engages in leasing activities. The other diversified operations segment ("Other Diversified Operations") provides consulting services nationally and internationally, and cable television and telecommunications services internationally; NYNEX has exited the information products and services business (see Business Restructuring). Operating revenues and operating income are discussed by segment on pages 17 to 19 and 21 to 22, respectively.

Business Restructuring

Purpose of Restructuring
- ------------------------

Externally, rapid changes in technology and regulation are opening NYNEX's markets to competitors in all segments (see Competition and Other Matters and State and Federal Regulatory Matters). As there are more communications alternatives available to customers, and their expectations for better quality and service at lower prices are rising, it is possible that competitors can serve parts of NYNEX's markets at lower costs. Business restructuring resulted from a comprehensive analysis of operations and work processes, resulting in a strategy to redesign them to improve efficiency and customer service, to adjust quickly to accelerating change, to implement work force reductions, and to produce cost savings necessary for NYNEX to operate in an increasingly competitive environment. The most significant restructuring is occurring within the telecommunications segment. The restructuring plan within the nontelecommunications segments includes work force reductions and results from the decision to focus on core businesses, including the exit from certain nontelephone businesses and investments.

1993 Restructuring Charges
- --------------------------

As a result of the planned business restructuring, 1993 results include pretax charges of approximately $2.1 billion ($1.4 billion after-tax) comprised of $1.1 billion in employee termination costs, $626 million of process re-engineering charges, $283 million in costs associated with planned exits from certain businesses and $106 million for asset write-offs and loss contingency accruals.

Employee Termination Costs: In 1993, approximately $586 million of pretax charges was recorded for employee severance payments and approximately $520 million of pretax charges was recorded for postretirement medical costs for the work force reductions (total after-tax charges of $700 million). The severance charges included salary, payroll taxes, and outplacement costs to be paid under provisions of NYNEX's force management plan for management employees and the terms of collective bargaining agreements for nonmanagement employees.

At December 31, 1993, the expected work force reductions by year are as follows:

                   1994   1995   1996   Total
                  -----  -----  -----  ------
Management        2,400  1,000    800   4,200
Nonmanagement     4,100  4,300  4,200  12,600
                  -----  -----  -----  ------
Total             6,500  5,300  5,000  16,800
                  =====  =====  =====  ======

Process Re-engineering: Approximately $626 million of the 1993 charges ($395 million after-tax) consists of costs associated with re-engineering the way service is delivered to customers. During the period 1994 through 1996, NYNEX intends to decentralize the provision of residence and business customer service throughout the region, create regional businesses to focus on unique markets, and centralize numerous operations and support functions. Included in this amount are:

(In millions)       1994   1995   1996  Total
                   -----  -----  -----  -----
Systems redesign    $113   $119    $16   $248
Work center
 consolidation        11    129     21    161
Branding              47      -      -     47
Relocation            17     24      2     43
Training              26     34      -     60
Re-engineering
 implementation       24     28     15     67
                    ----   ----    ---   ----
Total               $238   $334    $54   $626
                    ====   ====    ===   ====

Systems redesign is the cost of developing new systems, processes and procedures to realize operational efficiencies and enable NYNEX to reduce work force levels. Commencing in 1994, certain specific new systems development initiatives were begun to facilitate implementation of process re-engineering initiatives. These projects consist of radical changes in the applica-tions and systems supporting business functions. The redesign of these business functions is an integral part of the restructuring plan, and all the costs associated with these projects are incremental to ongoing operations. Specifically, only software purchases and external contractor expenses, which are normally expensed in accordance with NYNEX policy, were included in the 1993 restructuring charges for the following business processes:

(In millions)             1994   1995   1996  Total
                         -----  -----  -----  -----
Customer contact          $ 36   $ 32    $ 3   $ 71
Customer provisioning       10     15      4     29
Customer operations         35     35      -     70
Customer support            32     37      9     78
                          ----   ----    ---   ----
Total                     $113   $119    $16   $248
                          ====   ====    ===   ====

Customer contact represents the direct interface with the customer to provide sales, billing inquiry and repair service scheduling on the first contact, eliminating the number of handoffs that presently exist. New processes will allow customers to define the way they want to do business with NYNEX. Customer provisioning involves the development of the network infrastructure, circuit and dialtone provisioning and installation, and process standardization. Customer operations focuses on network monitoring and surveillance, trouble testing, dispatch control, and proactive repair with reliability as a critical source of competitive advantage. Customer support facilitates low cost reliable service by providing support to the other three business processes.

Work center consolidation costs are incremental costs associated with establishing work teams in fewer locations to take advantage of lower force levels and system efficiencies, such as lease termination costs from the date premises are vacated, moving property to new locations and other consolidation costs. Branding includes the costs to develop a single "NYNEX" brand identity associated with the restructured business operations. Relocation costs are required to move personnel to different locations due to work center consolidations and include employee home sale and purchase expenses, moving expenses, travel and lodging expenses, and other costs based on NYNEX's relocation guidelines and the provisions of collective bargaining agreements. Training costs are for training nonmanagement employees on newly-designed, cross-functional job positions and re-engineered systems created as part of the restructuring plan and include tuition, out of pocket course development and administrative costs, facilities charges, and related travel and lodging. This training reflects broadening of job skills that will permit one employee to perform tasks formerly performed by several employees. Re-engineering implementation costs are incremental costs to complete the various re-engineering initiatives.

Other Restructuring Charges: Approximately $283 million of the restructuring charges ($271 million after-tax) relates to NYNEX's sale or discontinuance of its information products and services businesses, including the sale of AGS Computers, Inc. ("AGS") and several of its business units and The BIS Group Limited ("BIS"). These charges include the write-off of the net book value of the businesses and estimated provision for future operating losses and disposal costs. An additional $106 million ($69 million after-tax) was recorded for write-offs of assets and accrual of loss contingencies directly associated with restructuring at other nontelephone subsidiaries.

1994 Additional Charges
- -----------------------

During 1994, NYNEX reached new agreements with the Communications Workers of America ("CWA") and the International Brotherhood of Electrical Workers ("IBEW") (see Collective Bargaining Agreements) which provided for retirement incentives. NYNEX also announced retirement incentives for its management employees. The retirement incentives credit employees with an additional six years toward both their age and their length of service for the purpose of determining pension eligibility and benefits. These incentives are intended to provide a voluntary means to implement substantially all of the planned work force reductions of approximately 16,800 employees by the end of 1996. Postretirement medical costs will be increased on a per employee basis, because more individuals will qualify for lifetime medical coverage than under the 1993 force reduction plan. Other retiree costs include vacation buyout and outplacement costs.

The retirement incentives will be offered at different times through 1996 according to local force requirements and are expected to generate an estimated additional $2.0 billion in pretax charges ($1.3 billion after-tax) over that period of time as employees elect to leave the business under retirement incentives rather than under the 1993 force reduction plan (see additional costs table). In 1994, $693.5 million of pretax charges ($452.8 million after-tax) was recorded, primarily for the incremental cost of retirement incentives for 7,200 employees who left NYNEX. The components of the $693.5 pretax charges are $443.4 million ($289.6 million after-tax) for pension enhancements, and $250.1 million ($163.2 million after-tax) for associated postretirement medical costs. Much of the cost of the enhancements will be funded by NYNEX's pension plans.

1994 NYNEX Annual Report

Current Status of Business Restructuring
- ----------------------------------------

Employee Reductions: Due to acceleration of certain staff group reductions, the number of employees leaving NYNEX under the retirement incentives during 1994 was higher than originally planned, reflecting an acceleration, but not an increase, in the total number of employees expected to leave. The actual number of work force reductions in 1994 and the revised expectation for 1995 and 1996 are as follows:

                  1994   1995   1996   Total
                 -----  -----  -----  ------
Management       3,700    500      -   4,200
Nonmanagement    3,500  5,600  3,500  12,600
                 -----  -----  -----  ------
Total            7,200  6,100  3,500  16,800
                 =====  =====  =====  ======

Advances in technology and streamlined processes are expected to make it possible for a smaller work force to maintain the same size network. As a result, force reductions will continue in areas where redesigned processes can meet customer service requirements with fewer people. The analysis of operations and work processes resulted in recommendations for specific process and system changes, and force reductions were identified as a result. This, in turn, will enable NYNEX to reduce expenses.

The actual additional costs for 1994 and the expected additional costs for 1995 and 1996 for the retirement incentives and related postretirement medical costs are as follows:

(In millions)     1994   1995*   1996*  Total
                 -----  -----   -----  ------
Management        $191   $ 31    $  -  $  222
Nonmanagement      503    804     434   1,741
                  ----   ----    ----  ------
Total             $694   $835    $434  $1,963
                  ====   ====    ====  ======

* The 1995 and 1996 expected additional costs are based on the actual experience for 1994 and, therefore, update the amounts disclosed during 1994 in the Quarterly Reports on Form 10-Q.

The reserves established for severance in 1993 have been and will continue to be primarily transferred to the pension liability on a per employee basis as a result of employees' leaving under the retirement incentives as opposed to severance provisions of the 1993 force reduction plan. The severance reserves utilized and the application of the postretirement medical liability established in 1993 for those employees are detailed in the 1994 column below under "Retirement Incentives." Assuming that employees will continue to leave under the retirement incentives, the expected utilization of severance reserves and the application of the postretirement medical liability established in 1993 have been revised from the expectations previously reported under the 1993 force reduction plan as follows:

Severance
1993 Force Reduction Plan

(In millions)      1994    1995   1996  Total
                  -----   -----  -----  -----
Management         $205*   $ 91   $ 78   $374
Nonmanagement       123     100     34    257
                   ----    ----   ----   ----
Total              $328    $191   $112   $631
                   ====    ====   ====   ====
Retirement Incentives**

(In millions)     1994***  1995   1996  Total
                  -----   -----  -----  -----
Management         $303*   $ 71   $  -   $374
Nonmanagement        34     118    105    257
                   ----    ----   ----   ----
Total              $337    $189   $105   $631
                   ====    ====   ====   ====

  * Includes $45 million of severance associated with the balance of the 1991 restructuring reserve at December 31, 1993.

 ** The revised expected utilization for severance reserves per year is based on 1994 actual experience for the year and, therefore, updates the amounts disclosed during 1994 in the Quarterly Reports on Form 10-Q.

*** The severance reduction amount is comprised of $315 million of severance reserves transferred to the pension liability on a per employee basis and $22 million utilized for other retiree costs.

Postretirement Medical
1993 Force Reduction Plan

(In millions)       1994   1995  1996  Total
                   -----  -----  ----  -----
Management          $ 85   $ 35   $29   $149
Nonmanagement        171    142    58    371
                    ----   ----   ---   ----
Total               $256   $177   $87   $520
                    ====   ====   ===   ====
Retirement Incentives*

(In millions)       1994   1995   1996  Total
                   -----  -----  -----  -----
Management          $129   $ 20   $  -   $149
Nonmanagement         50    175    146    371
                    ----   ----   ----   ----
Total               $179   $195   $146   $520
                    ====   ====   ====   ====

* The revised expected utilization for the application of the postretirement medical liability per year is based on 1994 actual experience for the year and, therefore, updates the amounts disclosed during 1994 in the Quarterly Reports on Form 10-Q.

Process Re-engineering: The actual 1994 utilization of reserves and the revised expected utilization for 1995 and 1996 are as follows:

(In millions)       1994   1995   1996  Total
                   -----  -----  -----  -----
Systems redesign    $108   $162    $ 2   $272
Work center
 consolidation        27     97     49    173
Branding              21     21      -     42
Relocation             -      6      1      7
Training               -     21     28     49
Re-engineering
 implementation       43     28     12     83
                    ----   ----    ---   ----
Total               $199   $335    $92   $626
                    ====   ====    ===   ====

Systems redesign: During 1994, it was determined that systems redesign would require a larger than anticipated upfront effort to fully integrate interfaces between various systems to permit development of multi-tasking capabilities. A higher degree of complexity and additional functionality required by real time, interactive systems contributed to the increase. Approximately $44 million relating to software systems addressed by the restructure plan, but not specifically provided for in the 1993 accrual, was expensed in 1994. The actual utilization in 1994 and the revised expected utilization in 1995 and 1996 of the systems redesign reserves are as follows:

(In millions)             1994   1995   1996  Total
                         -----  -----  -----  -----
Customer contact          $ 52   $ 43     $-   $ 95
Customer provisioning       11     34      -     45
Customer operations         19     44      -     63
Customer support            26     41      2     69
                          ----   ----     --   ----
Total                     $108   $162     $2   $272
                          ====   ====     ==   ====

Work center consolidation has been revised and expected costs have increased slightly due to an increase in the number of work centers from what was originally planned based on the union agreements. Branding will require additional time to complete. Relocation of employees has been significantly revised due to the increase in work centers and terms of the union agreements. Training was delayed due to the timing of the union agreements and the higher degree of complexity of the systems redesign; total expected costs were decreased due to the planned use of more in-house training. Re-engineering implementation cost more than expected because of an expanded work effort for the initiatives and the related retention of outside consultants.

Other Restructuring Charges: NYNEX utilized $62 million and $194 million in 1994 and 1993, respectively, of the restructuring reserves primarily relating to the sale or discontinuance of its information products and services businesses. Reserves for write-offs of assets and loss contingencies were reduced in 1994 as follows: $40 million was utilized for the disposition of NYNEX Properties Company; $5 million was reversed due to the actual loss on disposal of United Publishers Corporation ("UPC") being less than the estimated amount accrued in the publishing segment in December 1993 under the assumption that UPC would be shut down; and $6 million was used for other restructuring activities.

Future Cash Effects and Cost Savings
- ------------------------------------

The 1993 restructuring charges had anticipated approximately $550 million in cash outflows during the three-year period from 1994 through 1996 for severance and re-engineering costs. In 1994, NYNEX implemented retirement incentives and no longer expects to incur significant severance costs during that period. Cash outflows for re-engineering are currently expected to total approximately $395 million ($125, $210, and $60 million in 1994, 1995, and 1996, respectively). Noncash restructuring charges include the pension enhancements, postretirement medical costs, charges related to discontinuance of information products and services businesses, and write-offs of assets at other nontelephone subsidiaries. Capital expenditures for 1994 through 1996 are currently expected to total approximately $520 million ($170, $270, and $80 million in 1994, 1995, and 1996, respectively), primarily related to systems re-engineering and work center consolidations. Over time, it is anticipated that savings generated by restructuring will provide the funds required, with any short-term cash flow needs being met through NYNEX's usual financing channels.

During 1994, NYNEX began to realize significant expense savings associated with force reductions. NYNEX experienced a $127 million reduction in wages as a result of approximately 7,200 employees' leaving primarily under retirement incentives.

It is anticipated that the restructuring will result in reduced costs during the period of restructuring and reduced annual operating expenses of approximately $1.7 billion beginning in 1997. These savings include approximately $1.1 billion in reduced wage and benefit expenses due to lower work force levels, and approximately $600 million in non-wage savings including reduced rent expense for fewer work locations and lower purchasing costs. Partially offsetting these savings are higher costs due to inflation and growth in the business.

Collective Bargaining Agreements

On March 24, 1994, NYNEX reached agreements with the CWA and the IBEW in New York to extend through August 8, 1998 the collective bargaining agreements that were to expire on August 5, 1995. The agreements were ratified in May 1994. A similar agreement was reached with and ratified by the IBEW in New England in August 1994. Under the terms of the new agreements, there will be basic wage increases of 10.5% during the life of the agreements. The wage rates will increase 4.0%, 3.5%, and 3.0% in August 1995, 1996 and 1997, respectively. In 1997, there may also be a cost-of-living adjustment. The agreements also provide for retirement incentives, a commitment to no layoffs or loss of wages as a result of company-initiated "process change," an enhanced educational program and incentives to improve service quality.

1994 NYNEX Annual Report

State Regulatory Matters

Maine
- -----

On May 10, 1994, the Maine Public Utilities Commission ("MPUC") commenced a proceeding to explore alternatives to traditional rate of return regulation for New England Telephone and Telegraph Company ("New England Telephone"). In an Order dated August 18, 1994, the MPUC consolidated this proceeding with an earnings investigation commenced in response to a ratepayer complaint. In testimony filed October 3, 1994, and amended January 13, 1995, New England Telephone maintained that it was not earning above its authorized rate of return and identified a potential revenue requirement of approximately $12 million under a traditional rate of return methodology. Accordingly, New England Telephone argued that current rates represent the appropriate starting point for any alternative regulation plan. The MPUC Staff and the Office of the Public Advocate each filed testimony on December 13, 1994 contesting New England Telephone's analysis. The Staff concluded that current rates produced nearly $40 million in overearnings, while the Public Advocate estimated overearnings at $65 million. Both argued for a revenue reduction prior to the initiation of any incentive regulation plan. Hearings on this consolidated proceeding were held in February 1995, with a decision expected from the MPUC in May 1995.

Massachusetts
- -------------

On April 14, 1994, New England Telephone filed comprehensive tariff provisions with the Massachusetts Department of Public Utilities ("MDPU") as part of an Alternative Regulatory Plan to govern New England Telephone's Massachusetts intrastate operations. New England Telephone's filing proposes the following:
(1) regulation of New England Telephone for a period of ten years from the date of MDPU approval under a price framework; (2) pricing rules that limit New England Telephone's ability to increase both overall average prices and specific rate elements, including a ceiling on the weighted average price of all tariffed services based on a formula of inflation minus a productivity factor plus or minus exogenous changes; (3) no earnings restriction; (4) a cap on the monthly rates for residence services until August 2001; (5) an increase of $2.50 monthly in the credit on exchange services for Lifeline customers; (6) investment commitments for the public telecommunications network, including commencing the deployment of a broadband network in Massachusetts; (7) quality of service commitments; (8) rate reductions for switched access services; and (9) a new streamlined standard of regulation governing the review of tariff filings. On May 24, 1994, the MDPU ruled that New England Telephone's filing would be treated as a petition for alternative regulation and, consequently, the MDPU's review is not subject to the statutory suspension period. Hearings concerning New England Telephone's filing concluded in November 1994 and final briefs were submitted in January 1995. Decision by the MDPU is pending.

In June 1990, the MDPU issued an order in Phase III of a proceeding that culminated a five-year investigation into New England Telephone's rates, costs and revenues. The order calls for the gradual restructuring of local and long distance rates within the state, with the objective of moving prices for services closer to the costs of providing them. This is accomplished through an annual transitional filing of new rates by New England Telephone. At the time the rates are established, revenue neutrality is maintained. New England Telephone's first, second and third transitional filings became effective on November 15, 1991, January 15, 1993, and April 14, 1994, respectively. On June 14, 1994, the MDPU granted New England Telephone's motion to defer further transitional filings pending the outcome of the alternative regulation proceeding.

On January 6, 1995, the MDPU opened an investigation concerning intraLATA and local exchange competition in Massachusetts. The MDPU indicated that among the matters it intends to address are collocation, interconnection of networks, intraLATA toll presubscription, telephone number assignment and portability and universal service funding. New England Telephone and other parties submitted their comments on the scope of the proceeding in February 1995. Decisions in this proceeding could have a significant impact on New England Telephone's revenues.

New York
- --------

On September 26, 1994, New York Telephone Company ("New York Telephone"), the New York State Department of Public Service Staff and 15 other parties filed a proposed Regulatory Plan (the "Plan") for approval by the New York State Public Service Commission ("NYSPSC"). The Plan would modify the manner in which New York Telephone is regulated by the NYSPSC over the next five to seven years. The Plan was developed by the parties in the third phase of the incentive regulation proceeding that the NYSPSC instituted in 1992. In the initial phase of the proceeding, the NYSPSC ordered New York Telephone's rates to be reduced by $170 million annually, effective January 1, 1994. The NYSPSC also ordered that an additional $153 million in revenues be "set aside" for short-term service incentive plans and a longer term plan for performance-based earnings incentives and network improvements to be determined in the proceeding.

The Plan is a performance-based plan that, if approved by the NYSPSC, will operate as follows:

(1) The new framework replaces the traditional way New York Telephone's operations have been regulated in New York -- a method based on limited earnings -- with incentives to invest in new technologies and improve service. Rate of return will no longer be the focus of regulation. The Plan will cap, at current rates, the prices for such "basic" services as residence and business exchange access, residence and business local calling and LifeLine service. In addition, depending on whether the Plan remains in effect for five or seven years, New York Telephone's prices will have been decreased by an amount that would produce a $375 million or a $425 million reduction, respectively, in annual revenue based on current volumes of business. This reduction will be accomplished primarily by reducing the average prices of toll and carrier access services. The first price reduction, estimated at $100 million in annual revenue, will be effective in 1995. During its term, the Plan allows certain prices to be adjusted to take into account an inflation index in excess of four percent annually or costs associated with government mandates and other defined "exogenous" events.

(2) New York Telephone will commit to maintain and improve its service quality over the term of the Plan, with rebates to customers if it fails to meet the specified service quality standards. If New York Telephone does not meet specified service quality criteria, the Plan will terminate at the end of five years.

(3) The Plan encourages New York Telephone to achieve substantial productivity gains over the term of the Plan. The NYSPSC may terminate the Plan at the end of five years unless New York Telephone's prices, as measured by an index, are at least 4.5 percentage points lower than a price index of national telecommunications companies.

(4) The Plan includes competitive enhancements, including a specific schedule to provide intraLATA presubscription ("ILP") by 1996. ILP will give a customer the option of designating, in advance, a carrier that would carry the customer's intraLATA toll calls without the necessity of dialing extra digits. The Plan will require New York Telephone to pay ILP implementation costs.

(5) Approximately $122 million of the $153 million 1994 "set aside" ordered by the NYSPSC in the first phase of the incentive regulation proceeding will be released to New York Telephone in exchange for the various commitments New York Telephone has made under the Plan. $31 million of the $153 million has already been dedicated to a service improvement plan that was implemented in 1994.

It is expected that the NYSPSC will issue a decision on the Plan during the second quarter of 1995.

The NYSPSC has instituted a proceeding to consider the terms that should govern local exchange competition in New York State. (Competition for local exchange services has been authorized under interim regulations pending the development of final regulations.) Among the matters being considered in this proceeding are interconnection between competing local exchange providers, regulation of new entrants, and the possibility of creating a "universal service fund." Decisions in this proceeding could have a significant impact on New York Telephone's revenues.

In the first phase of the incentive regulation proceeding, New York Telephone and the NYSPSC agreed to a service quality plan for 1994 ("the Service Plan"). In the Service Plan, New York Telephone committed to achieve certain measurable levels of customer service, or, failing to achieve those levels, accept a penalty, the amount of which would be determined by the achieved service performance levels. Based on the service performance results through December 31, 1994, it is probable that New York Telephone will incur a penalty. The precise amount of the penalty obligation cannot be determined pending further NYSPSC action regarding the waiver of certain service results for the period in question, but it is estimated that the penalty will be in the range of $40 to $50 million. The Service Plan is silent as to how New York Telephone must satisfy any penalty. The ultimate resolution as to the disposition of the Service Plan penalty through an additional capital investment to improve infrastructure, a refund to ratepayers, or other means, will be made by the NYSPSC in the future. The NYSPSC may allow all interested parties the opportunity to state their positions.

Pursuant to a February 1993 NYSPSC order, New York Telephone may retain 1993 earnings above a return on equity of 11.7% and up to 12.7%, depending on its attainment of specified service quality criteria, with earnings above 12.7% return on equity to be held for the ratepayers' benefit. New York Telephone has submitted a report to the NYSPSC showing 1993 earnings below 11.7%. The NYSPSC staff is currently reviewing New York Telephone's submission.

The NYSPSC authorized a $250 million increase in New York Telephone rates, effective January 1, 1991, of which $47.5 million annually remains subject to refund pending resolution of certain affiliate transactions issues.

1994 NYNEX Annual Report

Vermont
- -------

On February 6, 1995, the Vermont Public Service Board ("VPSB"), on motions for reconsideration, amended its earlier order in New England Telephone's Price Regulation Plan proceeding to remove additional pricing restrictions and to permit New England Telephone to modify or exit the Price Regulation Plan during its term. New England Telephone has 60 days to accept or reject the VPSB's proposed changes. If New England Telephone rejects the proposed changes, it will continue under rate of return regulation. As with the VPSB's earlier order, the proposed changes would not restrict New England Telephone's earnings during the four-year term of the plan but would impose a higher productivity factor and a narrow definition of exogenous costs in the price regulation formula, and additional quality of service standards.

In the related proceeding to examine New England Telephone's level of earnings, on February 6, 1995, the VPSB issued an order, on motions for reconsideration of its October 5, 1994 order, recalculating certain aspects of the required annual revenue reduction, the net effect of which remained approximately $15 million. The reduction is retroactive to December 29, 1993, the date the VPSB opened the proceeding. Among the adjustments ordered was a reversal of the VPSB's previous position on depreciation rates and the approval of stipulated depreciation parameters, with the result that the adjustment previously taken by New England Telephone in response to the VPSB's October 5 order must be reversed and reserves adjusted to conform with the February 6 order. In 1994, New England Telephone reduced local operating revenues by approximately $15 million for subsequent refunds to Vermont customers for the period from December 29, 1993 through December 31, 1994 (see Operating Revenues and Operating Expenses). A date for refunds to customers will be set once the VPSB completes supplemental hearings on rate reduction design issues.

Federal Regulatory Matters

Effective January 1, 1991, the FCC lowered its interstate access rate of return from 12% to 11.25%. Interstate access tariffs for New York Telephone and New England Telephone (collectively, the "telephone subsidiaries") reflect this rate of return.

Effective January 1, 1991, the FCC adopted incentive regulation in the form of price caps with respect to interstate services provided by the telephone subsidiaries. Price caps focus on local exchange carriers' ("LECs") prices rather than costs and set maximum limits on prices LECs can charge for their services. These limits are subject to adjustment each year to reflect inflation, a productivity factor and certain other cost changes. Future improvements in interstate earnings will depend upon actual productivity improvements in excess of the productivity rate established by the FCC, effective response to competition and continued growth in the demand for interstate access services. Moreover, the FCC retained cost of service rate-making methodologies for new services, which may limit the benefits of incentive regulation. Under FCC price cap regulation, the telephone subsidiaries may earn a return on equity up to approximately 15%. Above that level, earnings are subject to equal sharing with ratepayers, until they reach an effective cap on interstate return on equity of approximately 18.7%.

In 1992, the telephone subsidiaries implemented a plan to unify their interstate access rates. With unification of interstate rates, the telephone subsidiaries report one unified interstate rate of return to the FCC, which will be the basis for determining any possible refund obligations due to overearnings as well as any need to increase interstate rates due to underearnings under the price cap plan.

In June 1994, the FCC completed a review of the performance of LECs during the initial period of price cap regulation. The telephone subsidiaries filed comments advocating price cap and access reform to keep pace with the intensifying competitive environment. Among other things, the telephone subsidiaries recommended increased pricing flexibility, elimination of sharing and low end adjustment mechanisms, and reduction of the productivity factor. An FCC decision is pending.

Revised tariffs under the price cap rules became effective in July 1991, 1992 and 1993 and reduced interstate access rates by approximately $68, $25, and $90 million, respectively. On July 1, 1994, the telephone subsidiaries implemented the fourth annual update to the price cap rates, which will result in a net reduction in interstate access rates of approximately $9.4 million by June 1995.

Tariff revisions were filed by the telephone subsidiaries with the FCC on September 1, 1994 and amended on December 19, 1994, to amend price cap indices to reflect additional exogenous costs resulting from the implementation of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("OPEB"). The filing as amended reflected $42 million of costs already accrued, increased annual costs of $21 million and increased rates of $2.2 million. The filing follows a July 12, 1994 decision of the U.S. Court of Appeals for the District of Columbia Circuit ("Court of Appeals") overturning the FCC's prior order denying exogenous treatment of additional OPEB costs. On December 29, 1994, the FCC's Common Carrier Bureau (the "Bureau") issued an order allowing the proposed rates to go into effect December 30, 1994, subject to an investigation and accounting order. Commencing

December 30, 1994, the telephone subsidiaries began collecting these revenues, subject to possible refund pending resolution of the Bureau's investigation.

Following the FCC's adoption of physical collocation rules in September 1992 and 1993, the telephone subsidiaries filed Special Access Expanded Interconnection tariffs in February 1993 and Switched Transport Expanded Interconnection tariffs in November 1993. Pursuant to provisions of the FCC rules that permit additional pricing flexibility when physical collocation for switched access reaches a threshold penetration level, on January 24, 1994, New York Telephone filed volume and term discount tariffs, which became effective May 24, 1994, for switched transport in certain areas of New York. On June 10, 1994, the Court of Appeals overturned the FCC's physical collocation rules. On July 25, 1994, the FCC adopted rules making physical collocation optional but requiring virtual collocation where physical collocation is not offered. The telephone subsidiaries decided to continue to offer physical collocation.

On December 15, 1993, the telephone subsidiaries filed a petition with the FCC for a waiver to implement the Universal Service Preservation Plan ("USPP") in order to compete more effectively with alternative providers of local telephone service. The USPP would reduce the Switched Access rate for multiline business users in zones of high traffic density by approximately 40 percent and would shift most of the revenues lost from this rate reduction to flat, per-line charges applicable to all access lines. Overall annual access revenues would be reduced by $25 million.

Summary of Operations

Operating revenues Operating revenues decreased in 1994, principally due to the sale of BIS in July 1993 and AGS in January 1994 partially offset by increased cellular revenues. In 1993, operating revenues increased principally due to telecommunications and cellular revenues, partially offset by decreased revenues principally due to the sale of BIS in July 1993.

Operating expenses The decrease in Operating expenses for 1994 reflects the effect of 1993 business restructuring charges and the exit from the information products and services business, partially offset by $693.5 million of pretax charges for pension enhancements and associated postretirement medical benefits in 1994. The increase in Operating expenses for 1993 reflects the effect of $2.1 billion of pretax restructuring charges (see Business Restructuring).

Operating income The increase in Operating income for 1994 reflects the effect of 1993 business restructuring charges, partially offset by pretax charges for pension enhancements and associated postretirement medical costs in 1994. The decrease in Operating income for 1993 reflects the effect of $2.1 billion of pretax restructuring charges.

Other The increase in Other income (expense)-net for 1994 was due primarily to the 1993 interstate portion of call premiums and other charges associated with the refinancing of long-term debt. Interest expense reflects the increase in average debt levels partially offset by a decline in average interest rates. The increase in Income taxes was due to increased pretax income.

Segment Operating Revenues

(In millions)                   For the years ended December 31,
Unaffiliated Revenues                1994       1993       1992
                                ---------  ---------  ---------
Telecommunications              $11,511.1  $11,525.8  $11,301.0
Cellular                            720.0      440.5      351.4
Publishing                          894.4      872.2      863.0
Financial Services                   88.5      101.8       75.5
Other Diversified Operations         92.6      467.5      591.6
                                ---------  ---------  ---------
Consolidated revenues           $13,306.6  $13,407.8  $13,182.5
                                =========  =========  =========

Telecommunications
- ------------------

Telecommunications revenues decreased $14.7 million in 1994 and increased $224.8 million, or 2.0%, in 1993.

Local service revenues increased $132.5 million, or 2.0%, in 1994 primarily due to: (1) a net $240 million increase resulting primarily from increased demand as evidenced by growth in access lines, growth in sales of calling features and higher usage associated with the severe winter storms, (2) a $23 million increase in local service rates due to the restructuring of Massachusetts rates (see State Regulatory Matters), and (3) a $9 million increase primarily attributable to the 1994 recognition of revenues deferred in 1993 that were in excess of the required one-time credit to Rhode Island customers' bills for 1993. These increases were partially offset by a $135 million revenue reduction pursuant to an NYSPSC order and a $15 million decrease resulting from a deferral of revenues in September 1994 for subsequent refund to Vermont customers (see State Regulatory Matters).

Local service revenues increased $165.3 million, or 2.6% in 1993, primarily due to a net $225 million increase resulting from increased demand as evidenced by growth in access lines, growth in sales of advanced calling features, higher usage associated with winter storms and the World Trade Center bombing in 1993 (see Operating Expenses), approximately $52 million from increased rates for local services due to the restructuring of Massachusetts rates (see State Regulatory Matters), and an increase in rates to cover higher New York gross receipts taxes. These increases were partially offset by a $55 million revenue reduction pursuant to a regulatory proceeding and a $5 million reduction associated with the reversal of a 1990 deferral of private line revenues.

1994 NYNEX Annual Report

Long distance revenues decreased $53.2 million, or 4.7%, in 1994 primarily due to: (1) decreased demand for private line services and wide area telecommunications services as a result of increased competition and customer shifts to lower priced services offered by the telephone subsidiaries, (2) a $25 million decrease in long distance rates due to the restructuring of Massachusetts rates, (3) a $13 million revenue reduction pursuant to an NYSPSC order (see State Regulatory Matters), (4) a $12 million decrease at New York Telephone attributable to the shift in interstate toll revenues from long distance to network access (see Network access revenues), (5) an $8 million decrease resulting from reductions in New Hampshire long distance rates, and (6) a $5 million decrease due to commission-required reductions in Rhode Island long distance rates. These decreases were partially offset by increased demand for message toll services.

Long distance revenues increased $21.0 million, or 1.9%, in 1993, primarily due to a $55 million increase attributable to regulatory accounting adjustments relating to intraLATA toll calling in upstate New York (see Operating Expenses). This increase was partially offset by decreases in demand for long distance services, primarily private line and wide area telecommunications, as a result of increased competition and customer shifts to lower priced services offered by the telephone subsidiaries, and a net $51 million decrease resulting from decreased rates due to the restructuring of Massachusetts rates.

Network access revenues increased $59.8 million, or 1.8%, in 1994 principally due to a $94 million increase in switched access revenues as a result of: (1) increased usage, (2) a $12 million increase at New York Telephone due to the shift in interstate toll revenues from long distance to network access (see Long distance revenues) and (3) a $12 million increase due to the recognition of revenues previously deferred for postretirement medical costs (see Federal Regulatory Matters). These increases were partially offset by a reduction in interstate rates, which included the phase-out of the equal access cost recovery charge, and by a $12 million revenue reduction pursuant to an NYSPSC order (see State Regulatory Matters). Special access revenues declined $27 million primarily due to a reduction in interstate rates, increased competition and customer shifts to lower priced services offered by the telephone subsidiaries.

Network access revenues increased $31.4 million in 1993. Switched access revenues increased $58 million as a result of increased usage partially offset by a reduction in rates, which included decreased rates to reflect lower New York gross receipts taxes. This increase was partially offset by a $27 million decline in special access revenues primarily due to a reduction in rates, increased competition and customer shifts to lower priced services offered by the telephone subsidiaries. The total effect of interstate rate reductions on Network access revenues was $82 million.

Other revenues decreased $153.8 million in 1994, primarily due to the following:
(1) a $153 million reduction in revenues as ordered by the NYSPSC (see State Regulatory Matters), (2) a $24 million decrease attributable to the 1993 reversal of previously recorded reductions in revenues in connection with the phase-out of ad valorem taxes on central office equipment and (3) a $14 million decrease due to the 1994 cessation of imputed revenues for procurement costs. These decreases were partially offset by: (1) a $22 million increase due to the imputation of revenue associated with the enactment of the Revenue Reconciliation Act of 1993, (2) a $10 million increase due to the 1993 reversal of a 1992 deferral of revenues for concession service, and (3) an $8 million increase in revenues from inside wire related charges and voice messaging services.

Other revenues increased $7.1 million in 1993, primarily due to the following:
(1) a $24 million increase from the reversal of previously recorded reductions in revenues in connection with the phase-out of ad valorem taxes on central office equipment, (2) a $22 million increase due to the imputed reduction of these revenues in 1992, (3) a $10 million reduction associated with the reversal of a 1992 deferral of revenues for concession service, (4) a $10 million decrease due to the 1992 imputation of these revenues, and (5) a $9 million increase in wire installation revenues. There was also a net $26 million decrease in billing and collection revenues primarily attributable to a contract provision with AT&T Corp. ("AT&T").

Cellular
- --------

Cellular revenues increased $279.5 million, or 63.5%, in 1994 and $89.1 million, or 25.4%, in 1993. The segment's customer base for mobile telecommunications services continued to expand, increasing 68% in 1994 and 47% in 1993. This growth was spread across all cellular markets; however, in both years, customer growth was partially offset by a decline in average minutes of use per customer and lower average prices. 1994 revenues include $39 million as a result of the restructuring of the New York partnership.

The growth in cellular revenues is expected to continue, consistent with anticipated growth in the cellular industry as a whole. However, future revenues may be affected by increased competitive pressures on pricing and market share, and the effects of a broader customer base with lower average usage.

On June 30, 1994, NYNEX and Bell Atlantic Corporation ("Bell Atlantic") announced the formation of a joint venture to combine NYNEX's and Bell Atlantic's domestic cellular services properties. Initially, Bell Atlantic will own 62.35% of the joint venture and NYNEX will own 37.65%. The joint venture will be controlled equally by both companies. The transaction is expected to close in mid-1995 at which time NYNEX will deconsolidate NYNEX Mobile Communications Company ("NYNEX Mobile"), a wholly-owned subsidiary of NYNEX, and account for its investment under the equity method.

During 1994, NYNEX Mobile purchased properties in New Hampshire and Vermont from Contel Cellular Inc. and intends to purchase additional northeastern properties in 1995.

Publishing
- ----------

Publishing revenues increased $22.2 million, or 2.5%, in 1994 and $9.2 million, or 1.1%, in 1993. The 1994 increase was primarily due to increased Yellow Pages advertising revenues, driven by increased prices, and increased revenues from the publication of directories in the Czech Republic. The 1993 increase was primarily due to the publication of directories in the Czech Republic. In 1993, Yellow Pages advertising revenues did not fluctuate significantly, as decreased sales volume was offset by increased prices; the decreased sales volume was attributed primarily to the recessionary impact on many companies' advertising expenditures. Revenues are expected to grow over the next several years primarily as a result of increased revenues from the publication of directories internationally and increased Yellow Pages revenues due to higher sales volumes and prices.

Financial Services
- ------------------

Financial Services revenues decreased $13.3 million, or 13.1%, in 1994 and increased $26.3 million, or 34.8%, in 1993. The 1994 decrease was principally due to the 1993 change in the corporate tax rate and the timing of the investments in the leased asset portfolio. The 1993 increase was principally due to growth in the portfolio of leveraged leases. Major leasing projects included financing for aircraft, industrial equipment, railroad cars, power generation equipment, residential real estate and telecommunications and computer equipment.

Other Diversified Operations
- ----------------------------

Other Diversified Operations revenues decreased $374.9 million, or 80.2%, in 1994 and $124.1 million, or 21.0%, in 1993. The sale of BIS in July 1993 and AGS in January 1994 (see Business Restructuring) resulted in a reduction in 1994 revenues of $105 and $287 million, respectively. The sale of BIS resulted in a reduction in 1993 revenues of $104 million. Total 1993 revenues from AGS were $296 million. In both years, there was also a decrease in demand for professional services, partially offset by growth in the customer base for international cable television and telecommunications operations.

Operating Expenses

Total Operating expenses in 1994, 1993, and 1992 were $11.6, $13.1, and $10.7 billion, respectively, representing a decrease from the prior year of $1.5 billion, or 11.7%, in 1994 and an increase over the prior year of $2.4 billion, or 22.7%, in 1993.

Operating expenses excluding Depreciation and amortization and Taxes other than income (In millions)

1994            $ 7,916.6
1993            $ 9,501.6
1992            $ 7,082.4

In 1994, Operating expenses excluding Depreciation and amortization and Taxes other than income decreased $964.3 million at the "telecommunications group" (consisting of New York Telephone, New England Telephone and Telesector Resources Group, Inc.) principally due to a $919.6 million decrease in year-over-year restructuring charges and to decreased employee benefit costs. Operating expenses excluding Depreciation and amortization and Taxes other than income at NYNEX's subsidiaries other than the telecommunications group decreased $620.7 million, principally due to the restructuring charges recorded in 1993 and decreased expenses resulting from the sale of BIS and AGS, partially offset by increased product costs associated with the increased customer base for cellular telecommunications services and increased expenses related to the growth in international cable television and telecommunications operations.

In 1993, Operating expenses excluding Depreciation and amortization and Taxes other than income increased $2.0 billion at the telecommunications group, principally due to $1.6 billion of 1993 pretax restructuring charges (see Business Restructuring) and increased employee benefit costs. Operating expenses excluding Depreciation and amortization and Taxes other than income at NYNEX's subsidiaries other than the telecommunications group increased $465.2 million, principally due to $465.8 million of 1993 restructuring charges recorded in operating expenses; increased data processing, commissions, and advertising costs associated with the continued expansion of the customer base for cellular telecommunications services; and increased expenses related to the growth in international cable television and telecommunications operations. These increases were partially offset by decreased expenses resulting from the sale of BIS.

1994 NYNEX Annual Report

Employee costs, consisting primarily of wages, payroll taxes, and employee benefits, decreased $70.3 million in 1994 at the telecommunications group. There was a $136 million decrease in benefit costs for active and retired employees due primarily to a $75 million charge recorded in 1993 at New York Telephone for deferred pension costs as ordered by the NYSPSC, a net $52 million decrease in pension expense resulting primarily from plan amendments and actual plan experiences, partially offset by increased amortization of deferred pension costs, a $28 million accrual recorded in 1993 for a supplemental executive retirement plan, a $17 million deferral recorded in 1994 for postemployment benefits as ordered by the NYSPSC which will be amortized over the next five years, and a $4 million decrease in active employee medical expenses due primarily to a decrease in employees. These decreases were partially offset by a $40 million increase in retired employees' benefits other than pensions primarily due to actuarial assumptions and plan amendments. In 1994, wages and payroll taxes increased $66 million due to increases in salary and wage rates, additional labor costs to support significantly increased demand for services and to improve service quality, and increases resulting from the transfer of Corporate employees into the telecommunications group as part of the single enterprise reorganization, partially offset by a reduction in the work force due to force reduction plans.

Employee costs increased $294.9 million in 1993 at the telecommunications group. There was a $141 million increase in benefit costs for active and retired employees due primarily to increased medical costs and an accrual for a supplemental executive retirement plan, and the aforementioned $75 million charge resulting from a reversal of deferred pension costs at New York Telephone. In 1993, wages and payroll taxes increased $79 million due to increases in salary and wage rates and additional labor costs due to winter storms, the World Trade Center bombing in 1993 (see Operating Revenues), and initiatives to improve service-quality levels, partially offset by a reduction in the work force due to force reduction plans.

All other operating expenses, consisting primarily of contracted and centralized services, rent and other general and administrative costs, increased $25.6 million in 1994 at the telecommunications group. The increase was due primarily to a $76.3 million increase in contracted and centralized services which included a $48 million increase resulting from the transfer of Corporate employees into the telecommunications group as part of the single enterprise reorganization, an $18 million increase in sales commissions, and a $6 million increase in right-to-use fees. In addition, there was a $13 million increase in bad debt expense recognized pursuant to provisions of billing and collection contracts, primarily with AT&T, a $9 million increase in the provision for uncollectible revenues, and a $7 million increase resulting from the capitalization in 1993 of certain 1992 engineering charges. Partially offsetting these increases were a $43 million decrease due to the completion of equal access amortization in 1993, a $13 million decrease due to the telephone subsidiaries' contractual share of a predivestiture AT&T liability recognized in 1993, and a $9 million decrease attributable to the reversal in 1993 of deferred inside wire expense recorded in 1991 and 1992.

All other operating expenses increased $48.0 million in 1993 at the telecommunications group due primarily to a $64 million increase resulting from regulatory accounting adjustments relating to intraLATA toll calling in upstate New York (see Operating Revenues), a $13 million increase due to the telephone subsidiaries' contractual share of a predivestiture AT&T liability, and a $9 million increase primarily attributable to the reversal of deferred inside wire expense recorded in 1991 and 1992. These increases were partially offset by a $15 million decrease in bad debt expense recognized pursuant to provisions of the billing and collection contract with AT&T, a $13 million decrease resulting from capitalization in 1993 of certain 1993 and 1992 engineering charges, and a $13 million decrease in material and supply expense.

Taxes other than income (In millions)

1994            $   993.2
1993            $ 1,038.9
1992            $ 1,054.6

In 1994, Taxes other than income decreased $48.8 million at the telecommunications group due to: (1) a $26 million decrease in property taxes resulting from lower assessments of property value, (2) an $18 million decrease due to a reversal in 1994 of a 1993 accrual as a result of unasserted municipal assessments, (3) a $9 million decrease in revenue taxes primarily attributable to a decrease in the surcharge rate from 15% to 12.5%, and (4) a $4 million increase in New York State capital stock tax. At NYNEX's subsidiaries other than the telecommunications group, there was a $3.1 million increase principally due to increased property taxes.

In 1993, Taxes other than income decreased $21.5 million at the telecommunications group due to: (1) a $29 million decrease in ad valorem taxes primarily attributable to the completion of the phase-out of the tax on central office equipment, (2) a $22 million decrease in property taxes due principally to lower assessments, (3) a $19 million increase in property taxes primarily attributable to increased tax rates and municipal assess-ments, and (4) a $4 million increase due to increased gross receipts tax rates. At NYNEX's subsidiaries other than the telecommunications group, there was a $5.8 million increase principally due to increased property taxes.

Depreciation and amortization (In millions)

1994            $ 2,640.6
1993            $ 2,534.0
1992            $ 2,518.0

In 1994, Depreciation and amortization increased $94.2 million at the telecommunication group. The increase included: (1) a $78 million increase due to increased depreciable plant investment, (2) a $33 million increase resulting from revised intrastate depreciation rates in Massachusetts effective July 1993,
(3) a $15 million decrease resulting from an adjustment recorded in 1994 for the cost of removal (net of salvage) for electro-mechanical switching equipment in Massachusetts, Maine and Rhode Island, and (4) a $9 million decrease resulting from revised intrastate depreciation rates in Vermont. The 1994 net increase in Depreciation and amortization of $12.4 million at NYNEX's subsidiaries other than the telecommunications group was primarily due to the growth in cellular telecommunications services and international cable television and telecommunications operations, partially offset by the sale of BIS and AGS.

In 1993, Depreciation and amortization increased $18.1 million at the telecommunications group. The increase included: (1) a $69 million increase due to increased depreciable plant investment, (2) a $41 million increase resulting from revised intrastate depreciation rates in Massachusetts, Rhode Island, and New Hampshire, (3) a $25 million increase due to represcribed interstate depreciation rates, (4) a $62 million decrease due to the completion of intrastate amortization of electro-mechanical switching equipment in Massachusetts in 1992, (5) a $20 million decrease due to the completion of interstate amortization of the reserve deficiency in 1992, (6) an $11 million decrease in the amortization of the reserve deficiency for analog electronic switching systems offices in Rhode Island, (7) a $4 million decrease due to recognition in 1992 of expenses that were previously deferred in accordance with a prior regulatory agreement in New Hampshire, and (8) a $3 million decrease due to the completion of the amortization of customer premise wiring in 1992.

Segment Operating Income

(In millions)                    For the years ended December 31,
Operating Income                     1994       1993       1992
                                 --------   --------   --------
Telecommunications               $1,874.7   $  967.2   $2,643.7
Cellular                             50.9        1.4       61.3
Publishing                           66.2       52.2       57.2
Financial Services                   69.6       38.9       63.4
Other Diversified Operations       (134.8)    (384.8)     (67.6)
                                 --------   --------   --------
                                  1,926.6      674.9    2,758.0
Adjustments and
 eliminations                        (1.1)      14.9        2.5
Corporate expenses                 (169.3)    (356.5)    (233.0)
                                 --------   --------   --------
Consolidated operating income    $1,756.2   $  333.3   $2,527.5
                                 ========   ========   ========

Telecommunications
- ------------------

Telecommunications operating income increased $907.5 million, or 93.8%, in 1994 and decreased $1.7 billion, or 63.4%, in 1993. The 1994 increase was princi-pally due to the restructuring charges recorded in 1993, partially offset by $691.5 million of pretax charges for pension enhancements and associated postretirement medical benefits in 1994. The 1993 decrease was principally due to $1.6 billion of 1993 pretax restructuring charges (see Business Restructuring) and increased benefit costs, partially offset by increased revenues.

Cellular
- --------

Cellular operating income increased $49.5 million in 1994 and decreased $59.9 million, or 97.7%, in 1993. The 1994 increase was principally due to 1993 restructuring charges. Excluding these charges, 1994 operating income decreased $11 million due to increased commissions and product costs associated with continued expansion of the customer base for mobile telecommunications services, partially offset by increased revenues. The 1993 decrease was principally due to $61 million of pretax restructuring charges (see Business Restructuring). Excluding these charges, 1993 operating income was flat compared to 1992. In 1993, increased revenues were offset by increased data processing, commissions, and advertising costs associated with the expansion of the customer base.

Publishing
- ----------

Publishing operating income increased $14.0 million, or 26.8%, in 1994 and decreased $5.0 million, or 8.7%, in 1993. The 1994 increase was principally due to increased revenues and 1993 restructuring charges. The 1993 decrease was principally due to $6 million of pretax restructuring charges (see Business Restructuring). Excluding these charges, 1993 operating income was flat compared to 1992. In 1993, increased revenues from the publication of directories in the Czech Republic were offset by increased data processing costs and increased expenses for the publication of international directories.

1994 NYNEX Annual Report

Financial Services
- ------------------

Financial Services operating income increased $30.7 million, or 78.9%, in 1994 and decreased $24.5 million, or 38.6%, in 1993. The 1994 increase was principally due to 1993 restructuring charges partially offset by decreased revenues from leveraged leases. The 1993 decrease was principally due to $40 million of pretax restructuring charges associated with plans to sell certain real estate holdings (see Business Restructuring), partially offset by increased revenues from leveraged leases.

Other Diversified Operations
- ----------------------------

The operating loss from Other Diversified Operations decreased $250.0 million, or 65.0%, in 1994 and increased $317.2 million in 1993. The 1994 decrease was principally due to 1993 restructuring charges and decreased operating loss associated with the sale of BIS and AGS, partially offset by increased expenses related to growth in international cable television and telecommunications operations. The 1993 increase was principally due to $301 million of pretax restructuring charges (see Business Restructuring), increased expenses related to growth in international cable television and telecommunications operations, and decreased operating income associated with the sale of BIS in July 1993.

Other income (expense)-net

(In millions)     1994     1993    1992
                 -----  -------   -----
                 $13.9  $(118.9)  $38.7
                 =====  =======   =====

The increase in 1994 was primarily due to the 1993 interstate portion of call premiums and other charges associated with the refinancing of long-term debt, dividends received from Viacom Inc., and 1993 restructuring charges. The decrease in 1993 was primarily due to $84 million for the interstate portion of call premiums and other charges associated with the refinancing of long-term debt, a net $37 million of interest received in 1992 as a result of tax audit settlements, primarily at the telephone subsidiaries, and $31 million of pretax restructuring charges (see Business Restructuring).

Interest expense

(In millions)    1994    1993    1992
               ------  ------  ------
               $673.8  $659.5  $684.6
               ======  ======  ======

In 1994, average debt levels increased from $8.7 billion in 1993 to $9.7 billion and average interest rates declined from 7.3% in 1993 to 6.7% primarily as a result of long-term debt refinancings throughout 1993 (see Capital Resources and Liquidity). In 1993, average interest rates declined from 7.8% in 1992 to 7.3% primarily as a result of long-term debt refinancings, and average debt levels increased from $8.5 billion in 1992 to $8.7 billion.

Income taxes

(In millions)    1994     1993     1992
               ------  -------   ------
               $303.7  $(172.7)  $570.4
               ======  =======   ======

Earnings (loss) before income taxes and cumulative effect of change in accounting principle increased $1.5 billion in 1994, principally due to 1993 restructuring charges partially offset by a decrease in pretax income due to 1994 pension enhancements and associated postretirement medical benefits. In addition, there was a $58.6 million reduction in the deferred tax valuation allowance as a result of the development of tax planning strategies to dispose of certain assets to utilize capital losses generated by the exit from the information products and services business. Earnings (loss) before income taxes and cumulative effect of change in accounting principle decreased $2.3 billion in 1993, principally due to pretax restructuring charges, and there was an increase in the reversal of excess deferred taxes from previous years that had been deferred at a tax rate higher than the 1993 statutory rate. These decreases were partially offset by the effect of the Revenue Reconciliation Act of 1993, which increased the statutory corporate federal income tax rate from 34 percent to 35 percent.

Capital Resources and Liquidity

The net decrease in cash of $20.3 million in 1994 is primarily due to increased capital expenditures and net cash used in financing activities partially offset by decreased cash outflows in other investing activities.

Operating Activities
- --------------------

Net cash provided by operating activities was $3.7, $3.7 and $3.5 billion in 1994, 1993 and 1992, respectively. In 1994, operating cash flow remained virtually unchanged from 1993. Costs associated with re-engineering activities reserved for in the fourth quarter of 1993 were planned to result in cash outlays in the years 1994 through 1996; approximately $125 million was expended in 1994. Restructuring charges in 1993 and pension enhancement charges in 1994 did not materially affect operating cash flows in the years in which they were recorded. Increased cash outflows due to the pension enhancement charges will be incurred primarily by the NYNEX Pension Plans in future years.

Operating cash flow improved in 1993 vs. 1992 as a result of reduced levels of severance and other force restructuring costs reserved for in the fourth quarter of 1991 and expended during 1992 and 1993. Excluding the effects of restructuring charges (see Business Restructuring), Management anticipates cash provided by operating activities in 1995 to continue in the range attained in recent years.

Investing Activities
- --------------------

Capital expenditures: Capital expenditures were $3.0, $2.7 and $2.4 billion in 1994, 1993 and 1992, respectively, and are projected in 1995 to remain at a level comparable to 1994, excluding capital expenditures resulting from the re-engineering of systems and work processes (see Business Restructuring). Capital expenditures in 1994 for the telephone subsidiaries for the upgrade and extension of the existing telecommunications network, including new construction, optical fiber and modernization, continued at the same level as 1993. These capital expenditures were funded primarily through cash generated from operations, and it is anticipated that 1995 capital expenditures will be similarly funded. Capital expenditures in 1994 increased over 1993 for the construction of mobile cell sites, cell site digital upgrades, and the continued building of the cable television/telecommunications network in the United Kingdom.

Investment in leased assets: Decreased investments in leased assets are the result of heightened competition in the leasing market.

Other investing activities: In 1993, NYNEX invested $1.2 billion in Viacom Inc. ("Viacom"), which owns and operates cable television networks and other businesses worldwide. NYNEX and Viacom will pursue strategic partnership opportunities in domestic and international cable television, media entertainment, video transmission, and telecommunications. Other investments in 1993 included a $176.8 million investment in Orient Telecom & Technology Holdings Ltd. to acquire an indirect interest of approximately five percent in TelecomAsia Corporation Public Company Limited ("TelecomAsia"), primarily for a network expansion project in Bangkok, Thailand, and to develop telecommunications opportunities in China, a $25.7 million investment in STET Hellas Telecommunications S.A. for a Greek cellular project, and an additional $23.7 million investment in TelecomAsia.

Financing Activities
- --------------------

Commercial paper and short-term debt: During 1994, commercial paper and short-term debt decreased a net $1.7 billion, due primarily to the repayment of commercial paper through the issuance of long-term debt.

Issuance of long-term debt: In February 1994, New York Telephone issued $450 million in debentures and $150 million in notes and used the proceeds to repay short-term borrowings from NYNEX. The proceeds were, in turn, used by NYNEX to repay commercial paper borrowings. NYNEX Capital Funding Company ("CFC") issued $863 million of medium-term notes in order to reduce NYNEX's commercial paper requirements. The majority of refinancing charges in 1993 for the telephone subsidiaries, including call premiums, were deferred and amortized for intrastate rate-making purposes. It is estimated that these refinancings will continue to result in an annual interest savings of approximately $62 million for the next four years, with savings thereafter varying.

Pursuant to the indentures for certain of its debentures, New York Telephone has covenanted that it will not issue additional funded debt securities ranking equally with or prior to such debentures unless it has maintained an earnings coverage of 1.75 for interest charges for a period of any 12 consecutive months out of the 15 month period prior to the date of the proposed issuance. As a result of the 1993 and 1994 business restructuring charges (see Business Restructuring), beginning in March 1994, New York Telephone did not meet the earnings coverage requirement. As of December 31, 1994, New York Telephone meets the earnings coverage requirement.

Issuance of common stock: In 1994, 1993 and 1992, NYNEX issued common stock for employee savings plans, the Dividend Reinvestment and Stock Purchase Plan ("DRISPP") and stock compensation plans, increasing equity by approximately $320 million in 1994, $128 million in 1993, and $249 million in 1992. The noncash issuance of stock, primarily for dividends in connection with DRISPP is $107, $30, and $102 million, respectively.

Purchase of treasury stock: In October 1994, NYNEX granted additional stock options in connection with the employee stock option plans established in 1992. NYNEX's purchase of treasury stock in 1993 and future purchases will be released into the open market as stock options are exercised. At this time, the level of exercise activity has not warranted the repurchase of additional shares applicable to the second grant.

1994 NYNEX Annual Report

Minority interest: Financing cash flows in 1994 included net funds of $359.2 million primarily provided by a minority interest in the financing structures formed in December 1993 and 1994 for the network construction program in the United Kingdom.

Current and Future Financing Strategies
- ---------------------------------------

NYNEX CableComms, Ltd. ("CableComms") is constructing and operating a $3 billion broadband (high capacity) network, to be substantially completed by 1997, for the provision of cable television and telecommunications services in certain licensed areas in the United Kingdom. In December 1993, NYNEX invested in two newly-formed partnerships for the purpose of funding the construction program for this network in the licensed areas in the Southern United Kingdom (the "South"). NYNEX, as the general partner, contributed assets with an aggregate initial market value of $130 million and a book value of $109 million to the partnership that will manage the assets to be used to fund the construction program. This partnership is consolidated in NYNEX's financial statements. NYNEX contributed $4 million as a limited partner in a second partnership which will obtain up to $427 million (based on applicable exchange rates) in financing with a term of ten years for the construction program. The $4 million investment was accounted for using the equity method.

In December 1994, NYNEX invested in three newly-formed entities (a limited partnership and two limited liability companies) for the purpose of funding the construction program for this network in the Northern United Kingdom (the "North"). NYNEX has contributed, in the aggregate, assets with a market value of $829 million and a book value of $142 million at December 19, 1994 and $82 million in cash to the partnership and one limited liability company which will manage the assets to be used to fund the construction program. These entities are consolidated in NYNEX's financial statements. NYNEX contributed $11 million, accounted for as an equity method investment, as a member of the other limited liability company which will obtain up to $1 billion (based on applicable exchange rates) in financing with a term of ten years for the construction program.

In connection with the financing of the South and North, NYNEX has provided certain guarantees and indemnifications to the financing partnership and limited liability company regarding the completion of the construction program and any breach of the agreements due to events prior to the creation of the entities. This type of financing could provide significant additional funds over the first five years of each financing.

On February 27, 1995, NYNEX Cablecomms Group PLC and NYNEX Cablecomms Group Inc., indirect wholly-owned subsidiaries of NYNEX, filed a registration statement with the Securities and Exchange Commission (the "SEC") for an initial public offering. The Ordinary Shares of NYNEX Cablecomms Group PLC and the shares of Common Stock of NYNEX Cablecomms Group Inc. will be traded together as Units. Following the offering, NYNEX will continue to be the controlling shareholder of the outstanding Units. Proceeds of the offering will be used to repay outstanding revolving loans under credit facilities, to finance a portion of the cost of construction of Cablecomms' network, for operating cash flows and interest, and for possible future acquisitions of other franchises in the United Kingdom or investments in programming.

At December 31, 1994, NYNEX had $950 million of unissued, unsecured debt and equity securities registered with the SEC. The proceeds from the sale of these securities would be used to provide funds to NYNEX and/or NYNEX's nontelephone subsidiaries for their respective general corporate purposes.

At December 31, 1994, CFC had $637 million of unissued medium-term debt securities registered with the SEC. When issued, these securities will be guaranteed by NYNEX. The proceeds from the sale of these securities may be used to provide financing for NYNEX and the nontelephone subsidiaries.

At December 31, 1994, New England Telephone and New York Telephone had $500 and $250 million, respectively, of unissued, unsecured debt securities registered with the SEC.

Financial Instruments
- ---------------------

NYNEX has entered into transactions involving the use of derivative financial instruments as part of its risk management program. The purpose of NYNEX's risk management program is to protect against adverse changes in foreign exchange rates, interest rates, and other prices or rates, or to otherwise facilitate NYNEX's financing strategy.

The derivative instruments used by NYNEX to manage these risks may be separated into three fundamental types: forwards, options and swaps. NYNEX matches its derivative positions to proportional underlying financial exposures. NYNEX does not hold or issue any financial instruments for trading purposes. Liquidity and results of operations are not expected to be, but may be, materially affected by NYNEX's financing strategy, a portion of which is accomplished through the aforementioned risk management program.

NYNEX's use of derivatives for risk management purposes is represented by notional amounts. These notional values solely represent contractual amounts that serve as the basis or reference amount upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks. At December 31, 1994 and 1993, NYNEX had derivative transactions maturing between 1994 and 2004 with notional amounts as follows (categorized by the type of risk being managed):

(In millions)                               1994      1993
                                        --------  --------
Basis swaps/Swaptions                   $1,001.0  $1,001.0
Foreign currency/Interest rate swaps       928.4     715.2
Interest rate swaps/Caps                   285.9     217.7
Foreign currency swaps/Other                61.5      63.3
Structured note swaps                       55.0         -
                                        --------  --------
Total                                   $2,331.8  $1,997.2
                                        ========  ========

Basis swaps/Swaptions: In 1993, NYNEX entered into J.J.Kenny/LIBOR basis swaption agreements as part of a risk management program to protect against the effect of increased corporate tax rates on NYNEX Credit Company's leveraged lease portfolio. As of December 31, 1993, NYNEX had received approximately $12 million of premiums on the basis swaption agreements exercised in January of 1994. The premiums are being amortized over the life of the resultant basis swap agreements maturing in January 2004. At December 31, 1994, approximately $11 million remains unamortized and is included in Other long-term liabilities and deferred credits in NYNEX's consolidated financial statements.

Foreign currency/Interest rate swaps: NYNEX uses derivatives as a more flexible alternative to borrowing in a foreign currency in order to manage its net investments in wholly-owned foreign subsidiaries and certain foreign cost investments. Generally, this hedging arrangement involves a derivative contract which includes interest rate and foreign currency components. With respect to the foreign currency components (primarily long dated forward and range forward contracts) of the hedges of net investments of wholly-owned foreign subsidiaries, cumulative net gains of $5.9 and $19.3 million at December 31, 1994 and 1993, respectively, have been recorded as adjustments to Stockholders' Equity. In connection with managing the cost and interest elements related to these contracts, the interest rate swap components of these contracts generally require NYNEX to receive interest at a fixed rate averaging approximately 3.3% and 2.6% and to pay a floating interest rate based on the three-month or six-month LIBOR averaging approximately 6.0% and 4.5%, as of December 31, 1994 and 1993, respectively.

Interest rate swaps/Caps: In order to manage interest rate exposures, NYNEX employs various risk management strategies primarily involving interest rate swaps which sometimes incorporate interest rate options. The net costs of these options are normally included in the fixed or floating rate interest terms of the base interest swaps, and, therefore, are amortized to interest expense over the lives of the applicable agreements.

NYNEX has entered into several interest rate swap agreements to modify the interest rate structure associated with either a portion of NYNEX's outstanding commercial paper or several outstanding non-callable medium-term notes. The following table indicates the types of interest rate swaps used for this purpose and their weighted average interest rates. Average variable rates are based on the rates implied in the yield curve at the reporting date; those may change significantly, but are not expected to have a material effect on future cash flows. These swap contracts are principally between two and eight years in maturity.

(In millions)                             1994     1993
                                       -------  -------
Receive-fixed swaps-notional amount    $186.7   $131.0
     Average receive rate                 6.60%    6.31%
     Average pay rate                     5.55%    8.20%
Pay-fixed swaps-notional amount        $ 89.2   $ 76.7
     Average pay rate                     6.34%    6.26%
     Average receive rate                 8.45%    4.90%
                                       -------  -------

Foreign currency swaps/Other: In order to mitigate the impacts of foreign currency and interest rate fluctuations on certain payments in conjunction with the financing of the network construction project in the U.K., NYNEX entered into two foreign currency swaps. The contract terms for these swap agreements include foreign currency and interest rate components which are settled quarterly when payments are made and received. For the swap relating to the financing of the franchises in the North, which was entered into on December 19, 1994, the swap rate is 1.5625 dollars per pound sterling. For the swap relating to the financing of the franchises in the South, which was entered into on December 31, 1993, the swap rate is 1.4795 dollars per pound sterling. The swaps require NYNEX to pay in U.S. dollars an average fixed interest rate of 13% and 15.4% for the North and South financings, respectively, and to receive a variable interest rate based on 3-Month LIBOR, payable in pounds sterling. The net impact of activities related to the swaps is recorded in income from continuing operations.

1994 NYNEX Annual Report

Additionally, in 1993, NYNEX entered into a $37.5 million combined foreign currency and interest rate swap transaction in order to fix in U.S. dollar terms the value of an interest bearing on-balance-sheet receivable denominated in pounds sterling. The receivable and currency swap both matured in accordance with their stipulated terms in 1994. The settlement of the receivable and the swap contract were recorded on a net basis.

Structured note swaps: In order to achieve the lowest cost financing possible, during 1994, NYNEX entered into three derivative contracts in connection with the issuance of $55 million of structured medium-term notes. The three derivative contracts with notional values equaling $55 million and maturities of three to ten years have effectively converted the structured notes into three standard medium-term notes. These notes have effective interest rates of 7.18% and a $20 million principal, 7.785% and a $10 million principal and 3-Month LIBOR + 0.15% and a $25 million principal.

In 1994, 1993, and 1992, NYNEX's income from continuing operations was reduced by $8.6, $10.7, and $7.6 million, respectively, from all risk management activities, primarily relating to the cost of NYNEX's combined foreign currency/interest rate swaps. As a result of NYNEX's policy of hedging against foreign currency risk associated with its significant international equity investments, NYNEX has incurred additional costs which have been reflected in Interest expense and in the fair value of the respective derivative liabilities. The costs associated with these hedges are managed, in terms of timing and magnitude. As of December 31, 1994, approximately $43.6 million of the fair market value of NYNEX's hedging liabilities reflects the remaining unamortized cost of protecting NYNEX's foreign exchange exposure related to its equity investments in the United Kingdom and Thailand. The remainder represents changes in market rates from the date the contracts were entered into through December 31, 1994.

Competition and Other Matters

Competition
- -----------

Telecommunications: Various business alliances and other undertakings were announced or consummated in the telecommunications industry in 1994 which indicate an intensifying level of competition, especially with respect to the operations of the telephone subsidiaries. AT&T acquired, through a merger, McCaw Cellular Communications Inc. ("McCaw"), which operates in a number of areas within NYNEX's region in the Northeast. U S WEST Inc. ("U S WEST") holds a major interest in Time Warner Entertainment Co. L.P., which includes Time Warner Cable and has announced an agreement to acquire Cablevision Systems Corp. ("Cablevision"). Time Warner Cable has extensive operations in the Northeast, including New York City, and has announced its plans to offer a full range of local access telecommunications services to New York City businesses by mid-1995. Cablevision, which operates in Boston, Long Island, and Westchester County, plans to construct a fiber-optic network to deliver telecommunications and video services. MCI Communications Corp. ("MCI") plans to spend $2 billion to establish local fiber-optic networks in 20 major cities, including New York and Boston, offering a way to bypass the local exchange carrier, including the telephone subsidiaries, and connect directly to MCI's long-distance network. MCI has acquired Digital Equipment Corporation's fiber-optic network in New England. In certain markets in New York City and New England, the telephone subsidiaries face significant competition from local access providers with substantial resources.

The NYSPSC has authorized 28 companies to provide competitive local exchange services in the state of New York. Three companies have begun local exchange operations in direct competition with New York Telephone, which has implemented interim interconnection agreements with local exchange competitors. The telephone subsidiaries have allowed alternative service providers to place transmission equipment in their central offices, under an arrangement known as collocation. The telephone subsidiaries also face increasing competition in Centrex services, long distance, WATS, billing and collection services, pay telephones, and various other services.

Nontelecommunications: NYNEX Mobile faces competition in its provision of cellular services and equipment, from both facilities-based cellular service competitors and resellers in its two largest markets (New York City and Boston) as well as in a number of other markets. There is also competition from non-cellular mobile services in some markets.

NYNEX Information Resources Company ("Information Resources") competes with various alternative directory publishers in all areas where it offers published directories. Competitive advertising media include newspapers, magazines, and broadcast. Information Resources is also facing competition in its business development activities in Asia.

NYNEX's Other Diversified Operations segment also faces substantial competition. In pursuit of business opportunities outside the United States, NYNEX Network Systems Company faces competition from other regional holding companies and United States interexchange carriers, as well as from multi-national corporations and local entities.

CableComms' business opportunity in the United Kingdom is a direct result of Government policy to introduce competition to the dominant carrier. Just as CableComms is providing a competitive service in the local loop, the Government has also licensed alternative long distance operators and a growing number of wireless providers. In entertainment services CableComms competes with direct to home satellite, broadcast television and video cassettes rental and retail outlets. The dominant telecommunications carrier in the United Kingdom has also announced an intention to offer a form of entertainment service over its existing network.

NYNEX cannot predict the effect of such competition on its business, but all categories of revenue could be affected.

Response to competition
- -----------------------

NYNEX is implementing a major restructuring of its business (see Business Restructuring), has entered into various domestic strategic alliances, is expanding globally and is pursuing regulatory reforms in order to meet this competition.

The alliances include (1) the agreement by NYNEX and Bell Atlantic to combine their domestic cellular services properties and bid in the FCC auction of licenses for personal communications services, (2) the formation of a joint venture between NYNEX and Bell Atlantic as one partner and U S WEST and AirTouch Communications Inc. as the other to provide national wireless communications services and (3) the formation by NYNEX, Bell Atlantic and Pacific Telesis Group of a venture to develop and deliver home entertainment, information, and interactive programming and services over the partners' video dialtone networks.

NYNEX's global expansion includes the following: (1) a strategic alliance in Thailand for the construction of a two-million line telecommunications network and a recently awarded license to provide cable television services; (2) NYNEX as the managing partner of FLAG, Ltd., a $1.2 billion submarine cable system that will link business centers and high-growth regions along its route from London to Tokyo; (3) a solid presence in international directory publishing markets such as Gibraltar, Poland, and the Czech Republic; and (4) providing cellular services in Greece through STET Hellas Telecommunications S.A.

NYNEX continues to pursue reforms in telecommunications policy at both the state and federal levels including: (1) incentive regulation plans (see State Regulatory Matters); (2) receiving a federal court ruling that allows NYNEX to provide video programming services in its service area; and (3) working towards a national telecommunications policy that would enable NYNEX to offer diverse communications, entertainment and information services.

Effects of Regulatory Accounting
- --------------------------------

NYNEX currently accounts for the operations of the telephone subsidiaries in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("Statement No. 71"). The provisions of Statement No. 71 are followed when the regulation of an enterprise's rates is intended to permit recovery of the enterprise's costs and such rates are likely to be collected from customers. This process can create assets or liabilities solely by the action of the regulatory authorities. Under Statement No. 71, companies generally depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based on approvals received from regulators. In the event that the recoverability of costs through rates becomes unlikely or uncertain, whether resulting from competitive effects or specific regulatory actions, Statement No. 71 would no longer apply. NYNEX continually assesses its position and the recoverability of its telecommunications assets with respect to Statement No. 71 and believes that Statement No. 71 still applies. However, it is possible that events in the industry, the markets in which NYNEX operates and the possible effects of regulatory and legislative initiatives could change NYNEX's position in the near future. In that event, implementation of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" ("Statement No. 101") would require the write-off of previously established regulatory assets and liabilities, including the adjustment of certain plant balances to reflect the difference between recorded depreciation and the amount of depreciation that would have been recorded had the telephone subsidiaries not been subject to rate regulation. The impact of such a change would result in a material non cash charge and would be reported as an extraordinary item. This charge could also include an adjustment to the carrying value of telephone plant if it is determined, using a projected cash flow approach, that impairment exists. While the effect of implementing Statement No. 101 cannot be precisely estimated at this time, Management believes that the total non cash effect of the accounting change on net income would be between $3.0 and $4.0 billion.

1994 NYNEX Annual Report

                     Selected Financial and Operating Data

(In millions, except per share
 amounts)                                 1994     1993       1992     1991      1990
                                       -------  -------   --------  -------   -------
Operating revenues                     $13,307  $13,408    $13,183  $13,255   $13,608
Operating expenses                     $11,550  $13,075    $10,655  $11,665   $11,593
Interest expense                       $   674  $   660    $   685  $   726   $   700
Earnings (loss) before cumulative
 effect of change in accounting
 principle                             $   793  $  (272)   $ 1,311  $   601   $   949
Cumulative effect of change in
 accounting for postemployment
 benefits, net of taxes                      -     (122)         -        -         -
Net income (loss)                      $   793  $  (394)   $ 1,311  $   601   $   949
Earnings (loss) per share before
 cumulative effect of change in
 accounting principle                  $  1.89  $  (.66)   $  3.20  $  1.49   $  2.39
Cumulative effect per share of
 change in accounting principle              -     (.29)         -        -         -
                                       -------  -------   --------  -------   -------
Earnings (loss) per share              $  1.89  $  (.95)   $  3.20  $  1.49   $  2.39
Dividends per share                    $  2.36  $  2.36    $  2.32  $  2.28   $  2.28
Property, plant and equipment-net      $20,623  $20,250    $19,973  $19,915   $19,729
Total assets                           $30,068  $29,458    $27,732  $27,503   $26,651
Long-term debt                         $ 7,785  $ 6,938    $ 7,018  $ 6,833   $ 6,945
Stockholders' equity                   $ 8,581  $ 8,416    $ 9,724  $ 9,120   $ 9,149
Book value per share                   $ 20.26  $ 20.28    $ 23.51  $ 22.38   $ 22.86
Capital expenditures+                  $ 3,012  $ 2,717    $ 2,450  $ 2,499   $ 2,493
Network access lines in service*          16.6     16.0       15.6     15.3      15.2
                                       =======  =======   ========  =======   =======

See Management's Discussion and Analysis of Financial Condition and Results of Operations for the effect of restructuring charges on 1994 and 1993 results of operations. Results of Operations for 1991 include $841 million of pretax ($550 million after-tax) restructuring charges, and results of operations for 1990 include $305 million of pretax ($211 million after-tax) restructuring charges.

+ Excludes additions under capital lease obligations and the equity component of allowance for funds used during construction.
* Network access lines in service have been restated for retroactive adjustments to the in-service base. This restatement was not material and had no impact on revenues.


                       Report of Independent Accountants

To the Share Owners and Board of Directors of
NYNEX Corporation:

We have audited the accompanying consolidated balance sheets of NYNEX Corporation and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of NYNEX Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYNEX Corporation and its subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes A and C to the consolidated financial statements, NYNEX Corporation changed its methods of accounting for income taxes, postretirement benefits other than pensions, and postemployment benefits in 1993.

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
New York, New York
February 8, 1995

                             Report of Management

Management of NYNEX Corporation and its subsidiaries ("NYNEX") has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and, in Management's opinion, are fairly presented. The consolidated financial statements include amounts that are based on Management's best estimates and judgments. Management also prepared the other information in this report and is responsible for its accuracy and consistency with the consolidated financial statements.

The consolidated financial statements have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), independent accountants, whose appointment was ratified by NYNEX's stockholders. Management has made available to Coopers & Lybrand all of NYNEX's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, Management believes that all representations made to Coopers & Lybrand during its audit were valid and appropriate.

Management of NYNEX has established and maintains an internal control structure that is designed to provide reasonable assurance as to the integrity and reliability of the consolidated financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the cost of the internal control structure should not exceed the benefits to be derived. The internal control structure provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. Management monitors the internal control structure for compliance, considers recommendations for improvement from both the internal auditors and Coopers & Lybrand, and updates such policies and procedures as necessary. Monitoring includes an internal auditing function to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that the internal control structure of NYNEX is adequate to accomplish the objectives discussed herein.

The Audit Committee of the Board of Directors, which is comprised of directors who are not employees, meets periodically with Management, the internal auditors and Coopers & Lybrand to review the manner in which they are performing their responsibilities and to discuss matters relating to auditing, internal controls and financial reporting. Both the internal auditors and Coopers & Lybrand periodically meet privately with the Audit Committee and have access to the Audit Committee at any time.

Management also recognizes its responsibility for conducting NYNEX activities under the highest standards of personal and corporate conduct. This responsibility is accomplished by fostering a strong ethical climate as characterized in NYNEX's Codes of Business Conduct, publicized throughout NYNEX. These codes of conduct address, among other things, standards of personal conduct, potential conflicts of interest, compliance with all domestic and foreign laws, accountability for NYNEX property, and the confidentiality of proprietary information.

/s/ Ivan Seidenberg

Ivan Seidenberg
President, Chief Executive Officer and
Chairman Designate


/s/ Peter M. Ciccone

Peter M. Ciccone
Vice President and Comptroller

1994 NYNEX Annual Report

                       Consolidated Statements of Income

For the year ended December 31,
(In millions, except per share amounts)           1994        1993        1992
                                             ---------   ---------   ---------
OPERATING REVENUES
  Local service                              $ 6,605.4   $ 6,472.9   $ 6,307.6
  Long distance                                1,081.2     1,134.4     1,113.4
  Network access                               3,447.0     3,387.2     3,355.8
  Other                                        2,173.0     2,413.3     2,405.7
                                             ---------   ---------   ---------
  Total operating revenues                    13,306.6    13,407.8    13,182.5
                                             ---------   ---------   ---------
OPERATING EXPENSES [Note Q]
  Maintenance and support                      3,039.7     3,194.2     2,778.6
  Depreciation and amortization                2,640.6     2,534.0     2,518.0
  Marketing and customer services              1,415.7     1,441.1     1,281.0
  Taxes other than income [Note M]               993.2     1,038.9     1,054.6
  Selling, general and administrative          2,639.7     4,031.1     2,163.9
  Other                                          821.5       835.2       858.9
                                             ---------   ---------   ---------
  Total operating expenses                    11,550.4    13,074.5    10,655.0
                                             ---------   ---------   ---------
Operating income                               1,756.2       333.3     2,527.5
Other income (expense) -- net                     13.9      (118.9)       38.7
Interest expense                                 673.8       659.5       684.6
                                             ---------   ---------   ---------
Earnings (loss) before income taxes and
 cumulative effect of change in accounting
 principle                                     1,096.3      (445.1)    1,881.6
Income taxes [Note B]                            303.7      (172.7)      570.4
                                             ---------   ---------   ---------
Earnings (loss) before cumulative effect
 of change in accounting principle               792.6      (272.4)    1,311.2
Cumulative effect of change in accounting
 for postemployment benefits, net of
 taxes [Note C]                                      -      (121.7)          -
                                             ---------   ---------   ---------
Net income (loss)                            $   792.6   $  (394.1)  $ 1,311.2
                                             =========   =========   =========
Earnings (loss) per share before
 cumulative effect of change in accounting
 principle                                   $    1.89   $    (.66)  $    3.20
Cumulative effect per share of change in
 accounting principle                                -        (.29)          -
                                             ---------   ---------   ---------
Earnings (loss) per share                    $    1.89   $    (.95)  $    3.20
                                             ---------   ---------   ---------
Weighted average number of shares
 outstanding                                     418.8       412.7       409.8
                                             =========   =========   =========

See accompanying notes to consolidated financial statements.

                          Consolidated Balance Sheets

December 31,
(In millions)                                                 1994        1993
                                                         ---------   ---------
ASSETS
  Current assets:
  Cash and temporary cash investments                    $   137.5   $   157.8
  Receivables (net of allowance of $226.7 and
   $204.7, respectively)                                   2,532.5     2,439.1
  Inventories                                                173.3       169.2
  Prepaid expenses                                           361.2       306.2
  Deferred charges and other current assets                  593.5       849.4
                                                         ---------   ---------
  Total current assets                                     3,798.0     3,921.7
                                                         ---------   ---------
  Property, plant and equipment-net [Note D]              20,623.4    20,250.0
  Deferred charges and other assets [Notes E, H,
   K, and L]                                               5,646.6     5,286.7
                                                         ---------   ---------
  Total Assets                                           $30,068.0   $29,458.4
                                                         =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
  Accounts payable [Note M]                              $ 2,668.2   $ 2,853.3
  Short-term debt [Note G]                                 2,128.8     3,190.1
  Other current liabilities [Note M]                       1,053.5       763.3
                                                         ---------   ---------
  Total current liabilities                                5,850.5     6,806.7
                                                         ---------   ---------
  Long-term debt [Notes F and L]                           7,784.5     6,937.8
  Deferred income taxes                                    3,364.7     3,545.0
  Unamortized investment tax credits                         304.4       360.3
  Other long-term liabilities and deferred
   credits [Notes B, C, and H]                             4,182.5     3,393.1
                                                         ---------   ---------
  Total Liabilities                                       21,486.6    21,042.9
                                                         ---------   ---------
  Commitments and contingencies [Notes K, L, O,
   and P]
  Stockholders' equity: [Notes I and J]
  Preferred stock -- $1 par value, 70,000,000 shares
   authorized                                                    -           -
  Preferred stock -- Series A Junior Participating --
   $1 par value, 5,000,000 shares authorized                     -           -
  Common stock -- $1 par value, 750,000,000 shares
   authorized                                                439.7       431.1
  Additional paid-in capital                               6,942.0     6,624.5
  Retained earnings                                        2,208.2     2,388.3
  Treasury stock -- (16,102,683 and 16,215,353 shares,
   respectively, at cost)                                   (644.3)     (648.1)
  Deferred compensation -- LESOP Trust                      (364.2)     (380.3)
                                                         ---------   ---------
  Total Stockholders' Equity                               8,581.4     8,415.5
                                                         ---------   ---------
  Total Liabilities and Stockholders' Equity             $30,068.0   $29,458.4
                                                         =========   =========

See accompanying notes to consolidated financial statements.

1994 NYNEX Annual Report

          Consolidated Statements of Changes in Stockholders' Equity

                                                                                                           Deferred
                                                                   Additional                          Compensation           Total
                                            Common      Common        Paid-In    Retained    Treasury         LESOP   Stockholders'
(In millions)                               Shares       Stock        Capital    Earnings       Stock         Trust          Equity
                                            ------     -------     ----------   ---------    --------  ------------   -------------
Balance, December 31, 1991                   211.1      $211.1       $6,282.3    $3,614.8     $(572.9)      $(415.4)       $9,119.9
  Employee benefit and dividend
   reinvestment plans [Notes I and J]          3.1         3.1          237.2         (.1)          -          19.1           259.3
  Dividends ($2.32 per common share)             -           -              -      (954.3)          -             -          (954.3)

  Other                                          -           -             .5       (12.9)          -             -           (12.4)

  Net income                                     -           -              -     1,311.2           -             -         1,311.2
                                             -----      ------       --------    --------     -------       -------        --------
Balance, December 31, 1992                   214.2      $214.2       $6,520.0    $3,958.7     $(572.9)      $(396.3)       $9,723.7
  Employee benefit and dividend
   reinvestment plans [Notes I and J]          2.3         2.3          100.3           -       (67.0)         16.0            51.6
  Stock split [Note I]                       214.6       214.6              -      (206.4)       (8.2)            -               -
  Dividends ($2.36 per common share)             -           -              -      (974.8)          -             -          (974.8)

  Other                                          -           -            4.2         4.9           -             -             9.1
  Net loss                                       -           -              -      (394.1)          -             -          (394.1)

                                             -----      ------       --------    --------     -------       -------        --------
Balance, December 31, 1993                   431.1      $431.1       $6,624.5    $2,388.3     $(648.1)      $(380.3)       $8,415.5
  Employee benefit and dividend
   reinvestment plans [Notes I and J]          8.6         8.6          317.4           -         3.8          16.1           345.9
  Dividends ($2.36 per common share)             -           -              -      (993.0)          -             -          (993.0)

  Other                                          -           -             .1        20.3           -             -            20.4
  Net income                                     -           -              -       792.6           -             -           792.6
                                             -----      ------       --------    --------     -------       -------        --------
Balance, December 31, 1994                   439.7      $439.7       $6,942.0    $2,208.2     $(644.3)      $(364.2)       $8,581.4
                                             =====      ======       ========    ========     =======       =======        ========

At December 31, 1994, there were 936,468 stockholders of record of common shares.

See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

For the year ended December 31,
(In millions)                                     1994        1993        1992
                                             ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                          $   792.6   $  (394.1)  $ 1,311.2
                                             ---------   ---------   ---------
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
  Depreciation and amortization                2,640.6     2,534.0     2,518.0
  Amortization of unearned lease income-net      (82.0)      (91.7)      (67.1)
  Allowance for funds used during
   construction-equity component                 (29.1)      (30.8)      (30.6)
  Changes in operating assets and
   liabilities:
    Receivables                                  (93.4)      (56.9)      107.8
    Inventories                                   (4.1)       17.3        51.4
    Prepaid expenses                             (55.0)       14.8        22.1
    Deferred charges and other current
     assets                                      255.9      (303.7)       43.4
    Accounts payable                            (190.2)      284.4      (483.6)
    Other current liabilities                    290.2       (47.7)       24.4
  Deferred income taxes and Unamortized
   investment tax credits                       (236.3)       72.4       214.4
  Other long-term liabilities and deferred
   credits                                       400.3     1,025.7      (168.5)
  Other-net                                       10.2       626.5       (36.7)
                                             ---------   ---------   ---------
  Total adjustments                            2,907.1     4,044.3     2,195.0
                                             ---------   ---------   ---------
  Net cash provided by operating activities    3,699.7     3,650.2     3,506.2
                                             ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                        (3,012.2)   (2,717.2)   (2,449.6)
  Investment in leased assets                   (173.8)     (241.5)     (198.6)
  Cash received from leasing activities           67.0        57.7        62.8
  Other investing activities-net                 (43.6)   (1,349.5)     (308.0)
                                             ---------   ---------   ---------
  Net cash used in investing activities       (3,162.6)   (4,250.5)   (2,893.4)
                                             ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of commercial paper and
   short-term debt                            18,230.0    14,438.6     9,030.2
  Repayment of commercial paper and short-
   term debt                                 (19,905.6)  (11,985.6)   (8,781.0)
  Issuance of long-term debt                   1,556.2     2,410.9       573.0
  Repayment of long-term debt and capital
   leases                                       (127.9)     (141.3)     (673.7)
  Debt refinancings and call premiums                -    (3,120.3)     (123.2)
  Issuance of common stock                       213.2        98.3       146.9
  Purchase of treasury stock                         -       (92.3)          -
  Dividends paid                                (882.5)     (944.1)     (855.6)
  Minority interest                              359.2         5.0         1.5
                                             ---------   ---------   ---------
  Net cash (used in) provided by financing
   activities                                   (557.4)      669.2      (681.9)
                                             ---------   ---------   ---------
  Net (decrease) increase in Cash and
   temporary cash investments                    (20.3)       68.9       (69.1)
  Cash and temporary cash investments at
   beginning of year                             157.8        88.9       158.0
                                             ---------   ---------   ---------
  Cash and temporary cash investments at
   end of year                               $   137.5   $   157.8   $    88.9
                                             =========   =========   =========

See accompanying notes to consolidated financial statements.

1994 NYNEX Annual Report

                                     Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of NYNEX Corporation and its subsidiaries ("NYNEX"). The 1993 and 1992 consolidated financial statements have been reclassified to conform to the current year's format.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which includes the application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("Statement No. 71") to the effects of rate actions by the Federal Communications Commission (the "FCC") and certain state regulatory commissions for New York Telephone Company ("New York Telephone") and New England Telephone and Telegraph Company ("New England Telephone") (collectively, the "telephone subsidiaries"). The rate actions of regulators can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, impose a liability, or eliminate a previously imposed liability on a regulated enterprise. The telephone subsidiaries apply Statement No. 71 instead of any conflicting provisions of accounting standards in other authoritative pronouncements. The effects of Statement No. 71 are reflected in the consolidated financial statements and material effects, where practicable to determine, are detailed in this Note and the individual Notes to Consolidated Financial Statements related to the specific financial statement line items.

The major components of non-plant regulatory net assets are as follows:

                             December 31,
(In millions)                 1994      1993
                          --------  --------
Compensated absences      $  183.9  $  186.4
Deferred pension costs       397.4     448.4
Refinancing costs            275.9     286.5
Deferred taxes                87.9      38.0
Other                        156.8     172.9
                          --------  --------
Total                     $1,101.9  $1,132.2
                          ========  ========

Cash and Temporary Cash Investments

Temporary cash investments are liquid investments with maturities of three months or less. Temporary cash investments are stated at cost, which approximates market value.

NYNEX's cash management policy is to make funds available in banks when checks are presented. At December 31, 1994 and 1993, NYNEX had recorded in Accounts payable checks outstanding but not presented for payment of $223.5 and $186.3 million, respectively.

Inventories

The telephone subsidiaries' inventories consist of materials and supplies that are stated principally at average cost. Inventories purchased for resale are calculated using weighted average cost and are stated at the lower of cost or market. Certain other inventories are carried on a last-in, first-out basis and are stated at the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment is stated at its original cost.

When depreciable plant is disposed of by the telephone subsidiaries, the carrying amount, salvage, and cost to remove such plant are charged to accumulated depreciation.

Depreciation rates used by the telephone subsidiaries are prescribed by the FCC and by the various state public service commissions ("commissions") for interstate operations and for intrastate operations, respectively. All rates are calculated on a straight-line basis using the concept of "remaining life." The represcription process requires the telephone subsidiaries to perform a detailed study using actual and estimated factors to develop future life expectancy of telephone plant investments, including technological evolution, competition, asset utilization, modernization plans, and regulatory commitments. Both the telephone subsidiaries and the commissions' staffs submit factors deemed appropriate to permit asset recovery. The commissions select the one they believe to be the most appropriate from among these alternatives. Utilizing these factors, new depreciation rates are set to enable the telephone subsidiaries to recover costs of plant additions as well as to permit the prospective recovery of deficiencies in existing depreciation reserve balances as a result of shorter asset lives to be utilized on a going forward basis. The represcription process occurs on a triennial basis and includes the commissions and the telephone subsidiaries. Once new depreciation rates are set, the commissions may take rate actions to permit the telephone subsidiaries to recover costs if deemed necessary.

The quantification of the difference between recorded depreciation and depreciation that would have been recorded in accordance with generally accepted accounting principles for an entity not subject to the provisions of Statement No. 71 cannot be precisely estimated at this time, but is expected to be between $3.5 and $5.0 billion. Property, plant and equipment for all other subsidiaries is depreciated on a straight-line basis over its useful life.

Regulatory authorities allow the telephone subsidiaries to capitalize interest, including an allowance on shareowner's equity, as a cost of constructing certain plant and as income, included in Other income (expense)-net. Such income will be realized over the service life of the plant as the resulting higher depreciation expense is recovered through the rate-making process.

Financial Instruments

NYNEX manages certain portions of its exposure to foreign currency and interest rate fluctuations through a variety of strategies and instruments. Generally, foreign currency derivatives and forwards are valued relative to the period ending spot rate. Gains and losses applicable to these derivatives are recorded to income currently with the exception of amounts related to foreign currency derivatives that have been identified as a hedge of a net investment in a foreign subsidiary. Hedge results of a net investment in a foreign subsidiary are excluded from income and recorded as adjustments to stockholders' equity until the related subsidiary is sold or substantially liquidated. The interest elements of these foreign currency derivatives are recognized to income ratably over the life of the contract. Interest rate swaps and related interest rate derivatives (swaptions, caps) identified as hedges are generally not carried at fair value. Rather, interest rate swap receipts or payments are recognized as adjustments to interest expense as received or paid. Swap termination payments and fees or premiums applicable to swaptions and caps are recognized as adjustments to interest expense over the life of the agreements.

Computer Software Costs

The telephone subsidiaries capitalize initial right-to-use fees for central office switching equipment, including initial operating system and initial application software costs. For non-central office equipment, only the initial operating system software is capitalized. Subsequent additions, modifications, or upgrades of initial software programs, whether operating or application packages, are expensed. This accounting treatment conforms to the rules set forth by the FCC. The nontelephone subsidiaries expense computer software acquired or developed for internal use, as incurred.

Refinancing Charges

The telephone subsidiaries defer the intrastate portion of call premiums and other charges associated with the redemption of long-term debt and expense the interstate portion of these charges, as required by the state regulatory commissions and the FCC, respectively. The deferred amounts are amortized over periods stipulated by state regulatory commissions. Prior to January 1, 1988, these charges were deferred and amortized for both intrastate and interstate purposes.

Income Taxes

Effective January 1, 1993, NYNEX adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"), which superseded Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes." The effect of implementing Statement No. 109 on NYNEX's financial position and results of operations was not significant. Statement No. 109 requires that deferred tax assets and liabilities be measured based on the enacted tax rates that will be in effect in the years in which temporary differences are expected to reverse. However, for the telephone subsidiaries, the treatment of excess deferred taxes resulting from the reduction of tax rates in prior years is subject to federal income tax and regulatory rules.

Deferred income tax provisions of the telephone subsidiaries are based on amounts recognized for rate-making purposes. The telephone subsidiaries recognize a deferred tax liability and establish a corresponding regulatory asset for tax benefits previously flowed through to ratepayers. The major temporary difference that gave rise to the net deferred tax liability is depreciation, which for income tax purposes is determined based on accelerated methods and shorter lives.

Statement No. 71 requires the telephone subsidiaries to reflect the additional deferred income taxes as regulatory assets to the extent that they will be recovered in the rate-making process. In accordance with the normalization provisions under federal tax law, the telephone subsidiaries reverse excess deferred taxes relating to depreciation of regulated assets over the regulatory lives of those assets. For other excess deferred taxes, the commissions generally allow amortization of excess deferred taxes over the reversal period of the temporary difference giving rise to the deferred taxes.

On August 10, 1993, the Revenue Reconciliation Act of 1993 was signed into law, and the statutory corporate federal income tax rate increased to 35% from 34%, retroactive to January 1, 1993. In accordance with Statement No. 109, NYNEX adjusted its current and deferred income tax balances to reflect the tax rate change. The telephone subsidiaries reflected the additional deferred income taxes arising from the tax rate increase primarily as increases to the regulatory asset and decreases to the regulatory liability.

The Tax Reform Act of 1986 repealed the investment tax credit ("ITC"), effective January 1, 1986. As required by tax law, ITC for the telephone subsidiaries was deferred and is amortized as a reduction to tax expense over the estimated service lives of the related assets giving rise to the credits.

1994 NYNEX Annual Report

B. INCOME TAXES

The components of income tax expense (benefit) are as follows:

(In millions)                              1994      1993*     1992
                                        -------   -------   -------
Federal:
Current                                 $ 488.7   $ 466.9   $ 553.8
Deferred-net                             (191.5)   (611.9)     13.2
Deferred tax credits-net                  (49.8)    (59.7)    (63.8)
                                        -------   -------   -------
                                          247.4    (204.7)    503.2
                                        -------   -------   -------
State and local:
Current                                    18.7      88.1      25.8
Deferred-net                               31.3     (59.2)     35.7
                                        -------   -------   -------
                                           50.0      28.9      61.5
                                        -------   -------   -------
Foreign                                     6.3       3.1       5.7
                                        -------   -------   -------
Total                                   $ 303.7   $(172.7)  $ 570.4
                                        =======   =======   =======

* Does not include the deferred tax benefit of $67.5 million associated with the Cumulative effect of change in accounting for postemployment benefits.

A reconciliation between the federal income tax expense (benefit) computed at the statutory rate and NYNEX's effective tax expense (benefit) is as follows:

                                           1994      1993      1992
                                         ------   -------    ------
Federal income tax expense
(benefit) computed at
statutory rate                           $383.7   $(155.8)   $639.7
a. Amortization of investment
   tax credits over the life of
   the assets which gave rise
   to the credits                         (55.9)    (65.8)    (69.4)
b. Amortization of excess
   deferred federal taxes
   due to change in the
   tax rates                              (48.1)    (66.8)    (56.3)
c. State and local income taxes,
   net of federal tax benefit              32.5      18.8      40.5
d. Depreciation of certain taxes
   and payroll-related construction
   costs capitalized for financial
   statement purposes, but
   deducted for income tax
   purposes in prior years                 20.5      31.6      38.4
e. Capital loss carryforwards and
   reversal of valuation allowance on
   capital loss carryforwards due to
   tax planning strategies                (58.6)     87.1         -
f. Other items-net                         29.6     (21.8)    (22.5)
                                         ------   -------    ------
Income tax expense (benefit)             $303.7   $(172.7)   $570.4
                                         ======   =======    ======

Instead of a state income tax, New York Telephone is subject to a gross receipts tax that is not included in "c" above. Temporary differences for which deferred income taxes have not been provided by the telephone subsidiaries are represented principally by "d" above. Only taxes currently payable on these temporary differences are recognized in the rate-making process.

The components of current and long-term deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

(In millions)                        1994                         1993
                           -----------------------     -------------------------
                             Assets    Liabilities         Assets    Liabilities
                           --------    -----------     ----------    -----------
Depreciation and
 amortization              $      -       $3,150.0       $      -       $3,265.0
Leveraged leases                  -          917.7              -          787.7
Restructuring charges         502.9              -          707.6              -
Employee benefits           1,228.2          189.7          860.0          191.1
Unamortized ITC               168.2              -          197.1              -
Deferred publishing
 revenues                     134.4              -          178.2              -
Other                         229.8          646.2          195.5          633.1
                           --------       --------       --------       --------
Total deferred taxes        2,263.5        4,903.6        2,138.4        4,876.9
                           --------       --------       --------       --------
Valuation allowance*          (42.2)             -         (113.9)             -
                           --------       --------       --------       --------
Net deferred
 tax assets                $2,221.3        2,221.3       $2,024.5        2,024.5
                           --------       --------       --------       --------
Net deferred tax
 liabilities                      -       $2,682.3              -       $2,852.4
                           ========       ========       ========       ========

* The valuation allowance established in 1993 primarily represents capital losses generated from the exit from the information products and services business. During 1994, the valuation allowance decreased by $71.7 million primarily due to tax planning strategies.

At December 1994 and 1993, the telephone subsidiaries recorded approximately $631 and $674 million, respectively, in deferred taxes representing the cumulative amount of income taxes on temporary differences that were previously flowed through to ratepayers. The telephone subsidiaries recorded a corresponding regulatory asset in deferred charges for these items, representing amounts that will be recovered through the rate-making process. These deferrals have been increased for the tax effect of future revenue requirements and will be amortized over the lives of the related depreciable assets concurrently with their recovery in rates.

The telephone subsidiaries recorded a regulatory liability at December 31, 1994 and 1993, of approximately $519 and $630 million, respectively, in Other long-term liabilities and deferred credits and in Other current liabilities. A substantial portion of the regulatory liability relates to the reduction in the statutory federal income tax rate in 1986 and unamortized ITC. These liabilities have been increased for the tax effect of future revenue requirements.

C. EMPLOYEE BENEFITS

Pensions

Substantially all NYNEX employees are covered by one of two noncontributory defined benefit pension plans (the "Plans"). Benefits for management employees are based on a modified career average pay plan while benefits for nonmanagement employees are based on a nonpay-related plan. Contributions are made, to the extent deductible under the provisions of the Internal Revenue Code, to an irrevocable trust for the sole benefit of pension plan participants. Total pension (benefit) cost for 1994, 1993 and 1992 was ($290.0), ($167.0), and $22.8
million, respectively. The components are as follows:

(In millions)                          1994          1993         1992
                                    -------       -------      -------
Estimated return on plan assets:
  Actual                            $    74       $(1,964)     $  (757)
  Deferred portion                   (1,265)          833         (350)
                                    -------       -------      -------
  Net                                (1,191)       (1,131)      (1,107)
Service cost                            238           199          213
Interest cost on projected
 benefit obligation                     884           928          997
Other-net                              (221)         (163)         (77)
                                    -------       -------      -------
Net pension (benefit) cost             (290)         (167)          26
Deferred benefits (costs)
 principally due to state
 regulatory decisions                     -             -           (3)
                                    -------       -------      -------
Total pension (benefit) cost        $  (290)      $  (167)     $    23
                                    =======       =======      =======

The pension benefit for 1994 and 1993 includes the effect of plan amendments and changes in actuarial assumptions for the discount rate and future compensation levels.

The following table sets forth the Plans' funded status and amounts recognized in the consolidated balance sheets:

                                                      December 31,
(In millions)                                       1994          1993
                                                 -------       -------
Actuarial present value of accumulated benefit
 obligation, including vested benefits of
 $10,147 and $10,154, respectively               $11,048       $11,082
                                                 =======       =======
Plan assets at fair value, primarily listed
 stock, corporate and governmental debt
 and real estate                                 $13,681       $14,607
Less: Actuarial present value of projected
 benefit obligation                               12,070        12,570
                                                 -------       -------
Excess of plan assets over projected
 benefit obligation                                1,611         2,037
Unrecognized prior service cost                   (2,029)       (2,008)
Unrecognized net gain                               (862)         (785)
Unrecognized transition asset                       (488)         (548)
                                                 -------       -------
Accrued pension cost                             $(1,768)      $(1,304)
                                                 =======       =======

The assumptions used to determine the projected benefit obligation at December 31, 1994 and 1993 include a discount rate of 8.5% and 7.5%, respectively, and an increase in future compensation levels of 4.5% in both years for management employees and 4.0% in both years for nonmanagement employees. The expected long-term rate of return on pension plan assets used to calculate pension expense was 8.9% in 1994, 1993 and 1992. Periodically, the Plans have been amended to increase the level of plan benefits. The actuarial projections included herein anticipate plan improvements in the future.

As a result of planned work force reductions in 1994, NYNEX incurred additional pension costs of $758.2 million, comprised of a charge for special termination benefits of $1,142.5 million and a curtailment gain of $384.3 million, due to employees leaving under retirement incentives. These pension costs were partially offset by 1993 severance reserves of $314.8 million which were transferred to the pension liability.

In 1992, NYNEX amended its management pension plan to provide early retirement incentives, which increased the projected benefit obligation by $11.7 million, of which $5.8 million was expensed and $5.9 million was deferred. In addition, management employees who left NYNEX in 1992 and 1993 under the Force Management Plan could elect to receive their pension benefit in a lump sum distribution, or as a monthly annuity beginning when they left the company. The 1992 reduction in the number of management employees and the lump sum option were accounted for as a curtailment and a settlement, respectively, and reduced pension costs by $75.3 million in 1992, of which $42.9 million was recognized as a reduction to expense and $32.4 million was deferred. The impact of the 1993 reduction in the number of employees and the lump sum option was not significant.

Postretirement Benefits Other Than Pensions

NYNEX provides certain health care and life insurance benefits for retired employees and their families. Substantially all of NYNEX's employees may become eligible for these benefits if they reach pension eligibility while working for NYNEX.

Effective January 1, 1993, NYNEX adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("Statement No. 106"). Statement No. 106 changed the practice of accounting for postretirement benefits from recognizing costs as benefits are paid to accruing the expected cost of providing these benefits during an employee's working life. NYNEX is recognizing the transition obligation for retired employees and the earned portion for active employees over a 20-year period. The cost of health care benefits and group life insurance was determined using the unit credit cost actuarial method.

Net postretirement benefit cost for 1994 and 1993 includes the following components:

(In millions)                                  1994         1993
                                             ------       ------
Service cost                                 $ 56.6       $ 45.6
Interest cost                                 373.0        333.6
Estimated return on plan assets               (41.3)       (92.6)
Deferred asset (loss) gain                    (47.1)         9.4
Amortization of transition obligation         178.7        177.6
                                             ------       ------
Net postretirement benefit cost              $519.9       $473.6
                                             ======       ======

1994 NYNEX Annual Report

The following table sets forth the funded status and amounts recognized for postretirement benefit plans:

                                                    December 31,
(In millions)                                     1994            1993
                                             ---------       ---------
Accumulated postretirement benefit
 obligation attributable to:
  Retirees                                   $(3,880.0)      $(3,431.5)
  Fully eligible plan participants              (648.2)         (456.1)
  Other active plan participants                (516.9)         (881.1)
                                             ---------       ---------
Total accumulated postretirement
 benefit obligation                           (5,045.1)       (4,768.7)
Fair value of plan assets                      1,081.8         1,063.5
                                             ---------       ---------
Accumulated postretirement benefit
 obligation in excess of plan assets          (3,963.3)       (3,705.2)
Unrecognized net (gain) loss                     (21.1)          269.0
Unrecognized prior service cost                  146.1               -
Unrecognized transition obligation             3,048.8         3,170.3
                                             ---------       ---------
Accrued postretirement benefit cost          $  (789.5)      $  (265.9)
                                             =========       =========

The actuarial assumptions used to determine the 1994 and 1993 obligation for postretirement benefit plans under Statement No. 106 include the following: discount rate of 8.5% and 7.5%, respectively; weighted average expected long-term rate of return on plan assets of 8.4%, in both years; weighted average salary growth rate of 4.2%, in both years; medical cost trend rate of 12.6% grading down to 4.5% in 2008, and 14.3% grading down to 4.5% in 2008, respectively; and dental cost trend rate of 4.5% grading down to 3.0% in 2002, and 5.0% grading down to 3.0% in 2002, respectively.

A one percent increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of net postretirement benefit cost for 1994 and 1993 by $30.0 million and $29.2 million, respectively, and would have increased the accumulated postretirement benefit obligation at December 31, 1994 and 1993 by $361.6 million and $298.6 million, respectively.

As a result of planned work force reductions, NYNEX recorded an additional $519.5 million of postretirement benefit cost in 1993 accounted for as a curtailment. In 1994, under work force reduction retirement incentives, NYNEX incurred additional postretirement benefit costs of $429.0 million, comprised of a curtailment loss of $325.3 million and a charge for special termination benefits of $103.7 million. These postretirement benefit costs were partially offset by $178.9 million which was previously accrued for in 1993.

Total costs of providing benefits for retired employees and their families were $198.5 million in 1992.

With respect to interstate treatment, on July 12, 1994, the U.S. Court of Appeals for the District of Columbia Circuit overturned the FCC's January 1993 order denying exogenous treatment of additional costs recognized under Statement No. 106. Tariff revisions were filed by the telephone subsidiaries with the FCC on September 1, 1994, and amended on December 19, 1994, to amend price cap indices to reflect additional exogenous costs recognized under Statement No.
106. The filing as amended reflected $42 million of costs already accrued, increased annual costs of $21 million and increased rates of $2.2 million. On December 29, 1994, the FCC's Common Carrier Bureau ("the Bureau") issued an order allowing the proposed rates to go into effect December 30, 1994, subject to investigation and an accounting order. Commencing December 30, 1994, the telephone subsidiaries began collecting these revenues, subject to possible refund pending resolution of the Bureau's investigation.

With respect to intrastate treatment, in January 1994 the New York State Public Service Commission ("NYSPSC") approved New York Telephone's plan for regulatory accounting and rate-making treatment allowing the adoption of both Statement No. 106 and Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("Statement No. 87"), on a revenue requirement neutral basis, providing for the amortization of existing deferred pension costs within a ten-year period, except that the NYSPSC required New York Telephone to write-off $75 million of previously deferred pension costs in 1993, and eliminating the need for additional deferrals of Statement No. 106 and Statement No. 87 costs. In December 1994, New York Telephone amortized $39 million of deferred pension costs according to this accounting plan.

New England Telephone has implemented a similar plan as previously discussed with each of its state regulatory commissions. The plan provided for immediate adoption of Statement No. 106 and Statement No. 87 on a revenue requirement neutral basis, amortization of existing deferred pension costs within a ten-year period, and discontinuance of additional deferrals of Statement No. 106 and Statement No. 87 costs. In December 1994, New England Telephone amortized $12.1 million of deferred pension costs according to this accounting plan. Approval of the plan is still pending in the state of Rhode Island.

The telephone subsidiaries implemented Statement No. 106 for financial reporting purposes in accordance with the accounting plans submitted to state regulatory commissions.

NYNEX established two separate Voluntary Employees' Beneficiary Association Trusts ("VEBA Trusts"), one for management and the other for nonmanagement, to begin prefunding postretirement health care benefits. At December 31, 1992, NYNEX had transferred excess pension assets, totaling $486 million, to health care bene-fit accounts within the pension plans and then contributed those assets to the VEBA Trusts. No additional contributions were made in 1994 and 1993. The assets in the VEBA Trusts consist primarily of equity and fixed income securities. Additional contributions to the VEBA Trusts are evaluated and determined by NYNEX management.

Postemployment Benefits

NYNEX adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("Statement No. 112"), in the fourth quarter of 1993, retroactive to January 1, 1993. Statement No. 112 applies to postemployment benefits, including workers' compensation, disability plans and disability pensions, provided to former or inactive employees, their beneficiaries, and covered dependents after employment but before retirement. Statement No. 112 changed NYNEX's method of accounting from recognizing costs as benefits are paid to accruing the expected costs of providing these benefits. The initial effect of adopting Statement No. 112 was reported as a cumulative effect of a change in accounting principle and resulted in a one-time, non cash charge of $189.2 million ($121.7 million after-tax) in 1993. In 1994, the effect of Statement No. 112 did not result in periodic expense materially different from the expense recognized under the prior method. During 1994, New York Telephone deferred $17 million for postemployment benefits as ordered by the NYSPSC to be amortized over five years.

D. PROPERTY, PLANT AND EQUIPMENT -- NET

The components of property, plant and equipment-net are as follows:

                                                    December 31,
(In millions)                                     1994            1993
                                             ---------       ---------
Buildings                                    $ 2,847.9       $ 2,789.2
Telephone plant and equipment                 29,902.0        28,568.9
Furniture and other equipment                  1,548.6         1,463.7
Other                                            148.6           149.4
                                             ---------       ---------
Total depreciable property, plant
 and equipment                                34,447.1        32,971.2
Less: accumulated depreciation                14,843.7        13,719.4
                                             ---------       ---------
                                              19,603.4        19,251.8
Land                                             155.6           161.4
Plant under construction and other               864.4           836.8
                                             ---------       ---------
Total property, plant and equipment-net      $20,623.4       $20,250.0
                                             =========       =========

E. LONG-TERM INVESTMENTS

Effective January 1, 1994, NYNEX adopted Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments in Debt and Equity Securities" ("Statement No. 115"). Statement No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. At acquisition, debt and equity securities are classified into one of three categories, and at each reporting date, the classification of these securities is assessed as to its appropriateness. The implementation of Statement No. 115 did not have a material effect on NYNEX's results of operations or financial position.

NYNEX's long-term investments were $2.0 billion and $1.9 billion at December 31, 1994 and 1993, respectively, and are included in Deferred charges and other assets. These long-term investments are accounted for under the equity or cost method. Statement No. 115 specifically excludes equity securities accounted for under the equity method and equity securities accounted for under the cost method that do not have readily determinable fair market values. Therefore, all of NYNEX's long-term investments are excluded from Statement No. 115.

NYNEX did not make any significant long-term investments in 1994. In November 1993, NYNEX invested $1.2 billion in Viacom Inc. ("Viacom"), which owns and operates cable television networks worldwide. NYNEX purchased 24 million shares of Viacom preferred stock, carrying an annual dividend of five percent. The stock is convertible into shares of Viacom Class B non-voting common stock at a price of $70 per share. NYNEX has two seats on Viacom's board and will pursue strategic partnership opportunities in domestic and international cable television, media entertainment, video transmission and telecommunications. In November 1993, NYNEX invested $176.8 million for a 23.1% interest in Orient Telecom & Technology Holdings Ltd. ("OTT") to acquire an indirect interest of approximately five percent in TelecomAsia Corporation Public Company Limited ("TelecomAsia"), primarily for a network expansion project in Bangkok, Thailand, and to develop telecommunications opportunities in China. At December 31, 1993, NYNEX had invested $312.8 million in TelecomAsia.

Viacom, OTT, and TelecomAsia are accounted for under the cost method. NYNEX's other long-term investments include equity and cost method investments in domestic and international interests, including cellular, real estate, telecommunications, and publishing ventures.

1994 NYNEX Annual Report

F. LONG-TERM DEBT

Interest rates and maturities on long-term debt outstanding are as follows:

                                                                December 31,
(In millions)                  Interest Rates  Maturities      1994       1993
                               --------------  ----------  --------   --------
Refunding Mortgage Bonds:       3 3/8%-7 3/4%   1996-2006  $  675.0   $  675.0
                                        6%-9%   2007-2011     425.0      425.0
Debentures:                     4 1/2%-7 3/8%   1999-2008     780.0      580.0
                                    7%-9 3/5%   2010-2017     918.7    1,137.6
                                6 5/7%-9 3/8%   2022-2033   2,250.0    1,800.0
Notes                              4%-14 1/2%   1996-2009   2,683.3    1,675.5
Other                                                          30.5      619.4
Unamortized discount-net                                      (47.9)     (45.5)
                                                           --------   --------
                                                            7,714.6    6,867.0
                                                           --------   --------
Long-term capital lease
 obligations                                                   69.9       70.8
                                                           --------   --------
Total long-term debt                                       $7,784.5   $6,937.8
                                                           ========   ========

The annual requirements for principal payments on long-term debt, excluding capital leases, are $132.3, $129.6, $484.1, $167.4 and $492.8 million for the years 1995 through 1999, respectively.

The telephone subsidiaries' Refunding Mortgage Bonds and $3.2 billion of Debentures outstanding at December 31, 1994 are callable, upon thirty days' notice, by the respective telephone subsidiary, after the required term of years. Additionally, $350 million of Debentures are repayable on November 15, 1996, in whole or in part, at the option of the holder.

Substantially all of New York Telephone's assets are subject to lien under New York Telephone's Refunding Mortgage Bond indenture. At December 31, 1994, New York Telephone's total assets were approximately $15.3 billion.

On February 28, 1994, New York Telephone issued $150 million of its Ten Year
6 1/4% Notes due February 15, 2004 and $450 million of its Thirty Year 7 1/4% Debentures due February 15, 2024. Net proceeds of the offering were used to repay short-term borrowings from NYNEX. NYNEX used the amount received from New York Telephone to repay commercial paper borrowings and, accordingly, $588.6 million of Short-term debt was classified as Long-term debt at December 31, 1993 and is presented in "Other" in the table above.

At December 31, 1994, New York Telephone had $250 million of unissued, unsecured debt securities registered with the Securities and Exchange Commission (the "SEC").

Pursuant to the indentures for certain of its debentures, New York Telephone has covenanted that it will not issue additional funded debt securities ranking equally with or prior to such debentures unless it has maintained an earnings coverage of 1.75 for interest charges for a period of any 12 consecutive months out of the 15-month period prior to the date of proposed issuance. As a result of the 1993 and 1994 business restructuring charges (see Note Q), beginning in March 1994, New York Telephone did not meet the earnings coverage requirement. As of December 31, 1994, New York Telephone meets the earnings coverage requirement.

At December 31, 1994, New England Telephone had $500 million of unissued, unsecured debt securities registered with the SEC.

At December 31, 1994, NYNEX Capital Funding Company had $637 million of unissued medium-term debt securities registered with the SEC. When issued, these securities will be guaranteed by NYNEX.

At December 31, 1994, NYNEX had $950 million of unissued, unsecured debt and equity securities registered with the SEC. The proceeds from the sale of these securities would be used to provide funds to NYNEX and/or NYNEX's nontelephone subsidiaries for their respective general corporate purposes.

G. SHORT-TERM DEBT

At December 31, 1994, NYNEX had unused lines of credit with various financial institutions amounting to approximately $2.4 billion. These lines of credit, together with cash and temporary cash investments, are used to support outstanding commercial paper.

NYNEX's short-term borrowings and related weighted average interest rates are as follows:

                                                           Weighted average
                                                            interest rates
                                         December 31,        December 31,
(In millions)                           1994      1993       1994      1993
                                    --------  --------     ------    ------
Commercial paper and short-term
 Debt++                             $1,987.4  $3,068.6        6.0%      3.4%
Debt maturing within one year          132.3     113.1        6.8%      7.8%
Current portion of long-term
 capital lease obligations               9.1       8.4
                                    --------  --------
Total short-term debt               $2,128.8  $3,190.1
                                    ========  ========

(In millions)                           1994      1993       1994      1993
                                    --------  --------     ------    ------
Average amount of commercial paper
 outstanding during the year+       $2,836.4  $1,743.7        4.3%*     3.2%*
Maximum amount of commercial paper
 outstanding at any month's end
 during the year                    $3,621.9  $3,642.1
                                    ========  ========

++ At December 31, 1993, $588.6 million of commercial paper borrowings was classified as Long-term debt because of their repayment by long-term borrowings.
+ Computed by dividing the sum of the aggregate principal amounts outstanding each day during the year by the total number of calendar days in the year.
* Computed by dividing the aggregate related interest expense by the average daily face amount.


H. FINANCING OF OPERATIONS IN THE UNITED KINGDOM

On December 31, 1993, a financing arrangement was entered into for the southern franchises in the United Kingdom. Prior to this financing, two partnerships were formed: South CableComms, L.P. ("SC"), and Chartwell Investors L.P. ("Chartwell"), both Delaware limited partnerships. These partnerships and their subsidiaries are legal entities separate and distinct from NYNEX, as are their assets and liabilities. Two wholly-owned subsidiaries of NYNEX contributed assets, consisting of cash and stock, with an aggregate initial market value of $130 million and a book value of $109 milllion at December 31, 1993, to SC in exchange for general partnership interests, and Chartwell contributed $20 million in cash to SC in exchange for a limited partner interest. All of the partners of SC have committed to make future capital contributions as required by the various documents, and with respect to Chartwell's commitment, such contributions must be matched by NYNEX subsidiaries. As of December 31, 1994, total contributions of $178 million and $222 million were made by the two wholly-owned subsidiaries of NYNEX and Chartwell, respectively. SC's purpose is to manage and protect a portfolio of assets, which is being used to fund the construction, operations and working capital requirements of cable television and telecommunications systems in certain licensed areas in the southern United Kingdom (the "South"). SC is included in NYNEX's consolidated financial statements, and Chartwell's interest in SC is reflected in minority interest which is included in Other long-term liabilities and deferred credits.

NYNEX also contributed cash to Chartwell in exchange for an initial 20% limited partnership interest. The purpose of Chartwell is to invest up to $427 million (based on applicable exchange rates) over the five year contribution term in SC, and the funding of Chartwell will consist of equity and amounts made available to it, subject to the satisfaction of funding conditions, under existing arrangements with financial institutions. A portion of the funding is collateralized by Chartwell's assets, is non-recourse to the partners of Chartwell, and bears interest at market rates. It includes representations, warranties, covenants and events of default customary in financings of this nature. The term of the funding arrangements is ten years, with repayments beginning after the fifth year, and Chartwell is entitled to receive cumulative preferential distributions from SC sufficient to meet these repayment requirements. For financial reporting purposes, NYNEX's investment in Chartwell is reflected in Deferred charges and other assets, and is accounted for under the equity method.

On December 19, 1994, a financing arrangement was entered into for the northern franchises of the United Kingdom. Prior to this financing, three entities were

1994 NYNEX Annual Report

formed: North CableComms L.P. ("NCLP"), a Delaware limited partnership; North CableComms, L.L.C. ("NCLLC"), a Delaware limited liability company; and Winston Investors L.L.C. ("Winston"), a Delaware limited liability company. These entities and their subsidiaries are legal entities separate and distinct from NYNEX, as are their assets and liabilities. Three wholly-owned subsidiaries of NYNEX contributed stock to NCLP in exchange for general partnership interests (with an aggregate market value of $827 million and a book value of $142 million at December 19, 1994). NCLLC contributed $79 million in cash to NCLP in exchange for a limited partnership interest. Two wholly-owned subsidiaries of NYNEX contributed in the aggregate $82 million in cash, and Winston contributed $225 million in cash, each for member interests in NCLLC. All of the partners of NCLP and members of NCLLC have committed to make future capital contributions as required by the various documents, and with respect to Winston's commitment, such contributions must be matched by the NYNEX contributions.

NCLP's purpose is to manage and protect a portfolio of assets, which is being used to fund the construction, operations and working capital requirements of cable television and telecommunications systems in certain licensed areas in the northern United Kingdom (the "North") under contracts with NYNEX CableComms, Limited. NCLLC's purpose is to provide funding arrangements to NCLP and its operating companies in the North with the proceeds of capital contributions received from its members. One of the wholly-owned subsidiaries of NYNEX manages and controls the business and operations of NCLLC. NCLP and NCLLC are included in NYNEX's consolidated financial statements, and Winston's interest in NCLLC is reflected in minority interest which is included in Other long-term liabilities and deferred credits.

NYNEX also contributed cash to Winston in exchange for an initial 20% equity interest. The purpose of Winston is to invest up to $1 billion (based on applicable exchange rates) over the five-year contribution term in NCLLC, and the funding of Winston will consist of equity and amounts made available to it, subject to the satisfaction of funding conditions, under existing arrangements with financial institutions. A portion of the funding is collateralized by Winston's assets, is non-recourse to the partners of Winston, and bears interest at market rates. It includes representations, warranties, covenants and events of default customary in financings of this nature. The term of the funding arrangements is ten years with repayments beginning after the fifth year, and Winston is entitled to receive cumulative preferential distributions from NCLLC sufficient to meet these repayment requirements. For financial reporting purposes, NYNEX's investment in Winston is reflected in Deferred charges and other assets, and is accounted for under the equity method.

NYNEX provides certain performance guarantees to Chartwell and Winston, and for the first five years, a completion guarantee that requires a specified number of homes be passed by the network in the South and in the North by December 31, 1998, and 1999, respectively (subject to one-year extensions). At December 31, 1994, the related construction program was progressing toward the appropriate targets for release from the completion guarantee. In order to gain release from the completion guarantee, NYNEX must demonstrate that various financial ratios, based on, among other things, operating cash flows, and other tests such as material compliance with communication licenses, are satisfied. If the construction program does not meet such tests and these shortfalls are not cured within a specified time period, the completion guarantee will necessitate payments to be made directly to Chartwell or Winston, as appropriate. NYNEX also provides indemnifications to these entities, among others, in respect of certain liabilities, including all liability, loss or damage incurred as a result of any breach of the agreements set forth, and tax indemnifications relating to events prior to the creation of SC, NCLP, and NCLLC. In addition, NYNEX shall maintain certain financial and operating standards and may, at any time, elect to purchase the equity interest in Chartwell and Winston on certain terms.

During January 1995, negotiations commenced with the intention of converting the financing arrangements for the South to a structure that will closely resemble the structure that exists for the North.

I. STOCKHOLDERS' EQUITY

Common Stock

On July 15, 1993, the Board of Directors of NYNEX declared a two-for-one common stock split in the form of a 100 percent stock dividend, payable September 15, 1993 to holders of record at the close of business on August 16, 1993.

As of November 1, 1993, NYNEX discontinued purchasing shares of its common stock and began issuing new shares in connection with employee savings plans and the Dividend Reinvestment and Stock Purchase Plan.

Shareholder Rights Agreement

In October 1989, NYNEX adopted a Shareholder Rights Agreement, pursuant to which shareholders received a dividend distribution of one right for each outstanding share of NYNEX's common stock. As a result of the two-for-one common stock split, the rights have been adjusted so that shareholders receive one right for every two shares of common stock. Each right entitles the shareholder to buy 1/100 of a share of $1.00 par value Series A Junior Participating Preferred Stock from NYNEX at an exercise price of $250 per right. Five million shares of this Preferred Stock have been authorized, with three million shares reserved for exercise of the rights. The rights, which are subject to adjustment, will not be exercisable or separable from the common stock until ten days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of NYNEX's outstanding common stock or ten business days following the commencement of, or public announcement of the intent to commence, a tender or exchange offer by a beneficial owner of 15% or more of the outstanding common stock.

If any person becomes the beneficial owner of 15% or more of the outstanding common stock, each holder of a right will receive, upon exercise at the right's then current exercise price, common stock having a value equal to twice the exercise price. If NYNEX is acquired in a merger or business combination, or if 50% or more of NYNEX's assets or earning power is sold, each right holder will receive, upon exercise at the right's then current exercise price, common stock in the new company having a value equal to twice the exercise price of the right.

NYNEX may exchange rights for shares of common stock or redeem rights in whole at a price of $.01 per right at any time prior to their expiration on October 31, 1999.

Leveraged Stock Ownership Plan

In February 1990, NYNEX established a leveraged employee stock ownership plan ("LESOP") and loaned $450 million to the LESOP Trust ("internal LESOP note"). The LESOP Trust used the proceeds to purchase, at fair market value, 5.6 million shares of NYNEX's common stock held in treasury. NYNEX issued and guaranteed $450 million of 9.55% Debentures, the proceeds of which were principally used to repurchase 5.4 million shares in the open market, completing the stock repurchase plan. The Debentures require payments of principal annually and are due May 1, 2010. Interest payments are due semiannually. The Debentures and the internal LESOP note are recorded as Long-term debt and as Deferred compensation, respectively. Deferred compensation will be reduced as shares are released and allocated to participants.

NYNEX maintains savings plans that cover substantially all of its employees. Under these plans, NYNEX matches a certain percentage of eligible employee contributions. Under provisions of the Savings Plan for Salaried Employees, NYNEX's matching contributions are allocated to employees in the form of NYNEX stock from the LESOP Trust, based on the proportion of principal and interest paid by the LESOP Trust in a year to the remaining principal and interest due over the life of the internal LESOP note. Compensation expense is recognized based on the shares allocated method. LESOP shares are not considered outstanding until they are allocated to participants.

NYNEX's matching contributions to the savings plans and any change in the required contribution as a result of leveraging this obligation are recorded as compensation expense. Compensation expense applicable to the savings plans for 1994, 1993 and 1992 was $88.2, $81.3 and $76.9 million, respectively, and has been reduced by $26.1, $26.2 and $26.1 million, respectively, for the dividends paid on LESOP shares used to service the internal LESOP note. As of December 31, 1994 and 1993, the number of shares allocated to the LESOP were 2.1 and 1.7 million, respectively, and the number of shares held by the LESOP for future allocation were 9.1 and 9.5 million, respectively.

J. STOCK OPTION PLANS

NYNEX has stock option plans for key management employees under which options to purchase NYNEX common stock are granted at a price equal to or greater than the market price of the stock at the date of grant. In November 1989, NYNEX established the 1990 Stock Option Plan, approved by shareholders in May 1990, that permits the grant of options no later than December 1994 to purchase up to 4 million shares of common stock; options may not be exercisable for a period less than one year or greater than ten years from date of grant.

The 1990 Stock Option Plan for key management employees allows for the granting of stock appreciation rights ("SARs") in tandem with options granted. Upon exercise of a SAR, the holder may receive shares of common stock and/or cash equal to the excess of the market price of the common stock at the exercise date over the option price. SARs may be exercised in lieu of the underlying option only when those options become exercisable.

In August 1990, NYNEX acquired Stockholder Systems, Inc. ("SSI"). Under the terms of the SSI Acquisition Agreement, SSI employees were entitled to receive NYNEX common stock upon exercise of SSI stock options at a conversion rate that allowed the SSI stock option price to remain unchanged. The SSI option holders were not entitled to any SARs. As a result of NYNEX's sale of SSI in January 1994, SSI stock options are no longer exercisable for NYNEX common stock.

Effective March 31, 1992, NYNEX established stock option plans for nonmanagement employees and for management employees other than those who are eligible to

1994 NYNEX Annual Report

participate in the 1990 Stock Option Plan. Employees were granted options, with the number of options varying according to employee level, to purchase a fixed number of shares of NYNEX common stock at the market price of the stock on the grant date. Fifty percent of the options could be exercised one year from the grant date, with the remaining fifty percent exercisable two years from the grant date. These options expire ten years from the grant date. In October 1994, employees were granted additional options under these plans.

NYNEX has repurchased and placed in treasury stock approximately one million shares of its common stock for subsequent reissuance in connection with the employee stock option plans established in 1992.

The following summarizes the activity for those shares under option under the various stock option plans and the SSI Acquisition Agreement, including the related SARs:

                                                              Price Range
(Stock Options)                             Shares              Per Share
                                        ----------      -----------------
Outstanding at December 31, 1991         1,476,526      $27.60 to $ 88.13
Granted                                  8,316,058      $70.63 to $ 88.13
Exercised                                 (200,827)     $31.35 to $ 75.57
Canceled                                  (103,021)     $49.38 to $ 88.13
SSI net activity                           (35,596)     $27.60 to $ 37.95
                                        ----------      -----------------
Outstanding at December 31, 1992         9,453,140      $27.60 to $ 88.13
Granted prior to stock split               806,891      $70.63 to $ 88.88
Exercised prior to stock split            (644,196)     $31.34 to $ 88.13
Canceled prior to stock split              (79,473)     $69.13 to $ 88.13
Stock split (Note I)                     9,519,950
Granted after stock split                   16,595      $42.32 to $ 46.07
Exercised after stock split               (281,500)     $16.50 to $ 44.07
Canceled after stock split                (106,605)     $21.91 to $ 44.07
SSI net activity                           (16,412)     $13.80 to $ 18.98
                                        ----------      -----------------
Outstanding at December 31, 1993        18,668,390      $13.80 to $ 46.07
Granted                                 14,724,360      $37.94 to $ 39.88
Exercised                                 (261,131)     $21.91 to $ 36.13
Canceled                                  (716,391)     $32.97 to $ 44.07
                                        ----------      -----------------
Outstanding at December 31, 1994        32,415,228      $21.91 to $ 46.07
                                        ==========      =================

                                            For the year ended December 31,
(Number of shares)                            1994        1993         1992
                                            ------     -------      -------
Stock appreciation rights:
Outstanding at beginning of year             1,864      29,247       97,343
Granted                                          -           -        2,232
Exercised                                        -      (7,551)     (19,579)
Canceled                                         -     (23,571)     (50,749)
Stock split (Note I)                             -       3,739            -
                                            ------     -------      -------
Outstanding at end of year                   1,864       1,864       29,247
                                            ======     =======      =======

There were 16,604,260 and 8,250,014 stock options exercisable at December 31, 1994 and 1993, respectively. Effective January 1, 1995, NYNEX established the 1995 Stock Option Plan which replaces the predecessor 1990 Stock Option Plan that expired on December 31, 1994. This plan permits the grant of options no later than December 31, 1999 to purchase up to 20 million shares of common stock.

K. LEASES

NYNEX leases certain facilities and equipment used in its operations. Rental expense was $310.5, $337.0 and $362.6 million for 1994, 1993 and 1992, respectively. At December 31, 1994, the minimum lease commitments under noncancelable leases for the periods shown are as follows:

(In millions)                            Operating     Capital
                                         ---------     -------
1995                                      $  170.4      $ 20.0
1996                                         139.9        18.6
1997                                         119.1        14.6
1998                                         104.5        14.1
1999                                          92.7        11.5
Thereafter                                   598.5       392.9
                                          --------      ------
Total minimum lease payments              $1,225.1       471.7
Less: executory costs                            -        13.4
                                          --------      ------
Net minimum lease payments                       -       458.3
Less: interest                                   -       379.3
                                          --------      ------
Present value of net minimum
 lease payments                                  -      $ 79.0
                                          ========      ======

NYNEX Credit Company ("NCC") is the lessor in leveraged and direct financing lease agreements under which commercial aircraft, railroad cars, industrial equipment, power generators, residential real estate, telecommunications and computer equipment are leased for terms of 3 to 36 years. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party non-recourse debt relating to leveraged lease transactions. Since NCC has no general liability for this debt, the related principal and interest have been offset against the minimum lease payments receivable. Minimum lease payments receivable are subordinate to the debt, and the debt holders have a security interest in the leased equipment.

At December 31, 1994, the net investment in leveraged leases was $406.7 million and in direct financing leases was $133.7 million. At December 31, 1993, the net investment in leveraged leases was $447.3 million and in direct financing leases was $90.1 million. The components of NCC's net investment in these leases are included in Deferred charges and other assets and were as follows:

                                          December 31,
(In millions)                            1994      1993
                                     --------  --------
Minimum lease payments receivable    $1,561.2  $1,344.9
Unguaranteed residual value           1,027.6     908.7
Initial direct costs                      1.2        .8
Less: Unearned income                 1,127.2     995.7
      Deferred income taxes             900.2     702.9
      Allowance for uncollectibles       22.2      18.4
                                     --------  --------
Net investment                       $  540.4  $  537.4
                                     ========  ========

At December 31, 1994, future minimum lease payments receivable, in millions, in excess of debt service requirements on nonrecourse debt related to leveraged and direct financing leases, are collectible as follows: $59.4 in 1995; $58.1 in 1996; $45.6 in 1997; $44.2 in 1998; $39.8 in 1999; and $1,314.1 thereafter.

L. FINANCIAL INSTRUMENTS

Risk Management, Off-Balance-Sheet Risk and Concentrations of Credit Risk

NYNEX has entered into transactions in financial instruments with off-balance-sheet risk, to reduce its exposure to market and interest rate risk in its short-term and long-term securities. NYNEX entered into various interest rate, currency, and basis swap transactions, with an aggregate notional amount of $2.3 billion and $2.0 billion at December 31, 1994 and 1993, respectively, to manage interest rate, foreign exchange rate, and tax exposures. Of these amounts, there were $990 million and $679 million, respectively, of foreign exchange contracts to counter currency fluctuations associated with foreign investments. These contracts mature at various dates from 1994 through 2004.

Risk in these transactions involves both risk of counterparty nonperformance under the contract terms and risk associated with changes in market values, interest rates, and foreign exchange rates. The counterparties to these contracts consist of major financial institutions and organized exchanges. NYNEX continually monitors its positions and the credit ratings of its counterparties and limits the amount of contracts it enters into with any one party. While NYNEX may be exposed to credit losses in the event of nonperformance by these counterparties, it does not anticipate such losses, due to the aforementioned control procedures. The settlement of these transactions is not expected to, but may, have a material effect upon NYNEX's financial position or results of operations.

A description of NYNEX's financial instruments is presented in Management's Discussion and Analysis on pages 24-26.

Fair Value of Financial Instruments   The following table presents the carrying
amounts and fair values of NYNEX's financial instruments at December 31, 1994 and 1993. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines fair value as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale.

                                            1994                1993
                                     ------------------  ------------------
                                     Carrying      Fair  Carrying      Fair
(In millions)                          Amount     Value    Amount     Value
                                     --------  --------  --------  --------
Non-Derivatives:
Long-term investments:
  Practicable to estimate fair value $  538.9  $  990.8  $  539.3  $1,988.6
  Not practicable                     1,206.0   1,206.0   1,201.1   1,201.1
Long-term debt                        7,975.5   7,074.4   6,867.0   7,148.6
Derivatives:*
  Assets                                 11.8      18.3      16.2      17.2
  Liabilities**                          (7.5)   (100.5)      3.2     (35.3)

 * The carrying amounts in the table are included in Deferred charges and other assets.
** The liability fair values have been reduced by an $11 million and $12 million premium at December 31, 1994 and 1993, respectively, received in connection with basis swaption agreements and currently amortized over the resultant basis swap agreements.

The fair value of the derivative contracts includes the remaining unamortized costs of foreign exchange hedges, which are ($43.6) and ($35.8) million for 1994 and 1993, respectively. These values reflect the implicit incremental borrowing costs associated with NYNEX's overseas investments in the United Kingdom and Thailand.

The following methods and assumptions were used to estimate the fair value of each type of financial instrument for which estimation was practicable:

Long-term investments The estimated fair value of some investments accounted for under the cost method is based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair market value could not be made without incurring excessive costs. It is not practicable to estimate the fair value of NYNEX's investment in the preferred stock of a public company because of the nature of the investment. Accordingly, the carrying value is presented as the fair value.

Long-term debt The estimated fair value of long-term debt is based on quoted market prices or discounted future cash flows using the weighted average coupon rate and current interest rates.

Derivatives   The estimated fair value is based on amounts NYNEX would receive or pay to terminate such agreements taking into account current mid-market rates.

1994 NYNEX Annual Report

M. ADDITIONAL FINANCIAL INFORMATION

(In millions)                       1994      1993      1992
                                  ------  --------  --------
Taxes other than income:
Property                          $351.9  $  399.6  $  432.8
Gross receipts                     495.3     500.1     492.0
Payroll-related                     65.4      65.1      53.9
Other                               80.6      74.1      75.9
                                  ------  --------  --------
Total                             $993.2  $1,038.9  $1,054.6
                                  ======  ========  ========

                                             December 31,
(In millions)                                 1994      1993
                                          --------  --------
Accounts payable:
Trade                                     $1,146.5  $1,089.0
Taxes                                         97.9     146.7
Compensated absences                         305.9     291.2
Dividends                                    249.9     244.8
Payroll                                      131.3     155.7
Interest                                     125.6     113.4
Other                                        611.1     812.5
                                          --------  --------
Total                                     $2,668.2  $2,853.3
                                          ========  ========
Other current liabilities:
Advance billings and customers' deposits  $  291.3  $  279.0
Deferred income taxes                          1.1       4.1
Other                                        761.1     480.2
                                          --------  --------
Total                                     $1,053.5  $  763.3
                                          ========  ========

Total research and development costs charged to expense for 1994, 1993 and 1992 were $159.7, $162.8 and $131.7 million, respectively.

In 1994, 1993 and 1992, AT&T Corp. ("AT&T") provided approximately 15%, 16% and 17%, respectively, of NYNEX's total operating revenues, primarily Network access revenues and Other revenues from billing and collection services performed by the telephone subsidiaries for AT&T.

Telesector Resources Group, Inc., a NYNEX subsidiary, owns a one-seventh interest in Bell Communications Research, Inc. ("Bellcore"). Bellcore furnishes technical and support services to NYNEX relating to exchange telecommunications and exchange access services. For 1994, 1993 and 1992, NYNEX recorded charges of $112.2, $128.5 and $142.1 million, respectively, in connection with these services.

N. SUPPLEMENTAL CASH FLOW INFORMATION

The following information is provided in accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows":

                                                  December 31,
(In millions)                                 1994    1993    1992
                                            ------  ------  ------
Income tax payments                         $519.4  $591.8  $533.5
                                            ------  ------  ------
Interest payments                           $601.7  $611.7  $659.2
                                            ------  ------  ------
Additions to property, plant and equipment
 under capital lease obligations            $ 10.6  $    -  $  2.7
                                            ------  ------  ------
Noncash items excluded from the Statement
 of Cash Flows:
Common Stock issued for dividend
 reinvestment and stock compensation plans  $107.1  $ 29.6  $102.0
Short-term debt classified as Long-term
 debt (see Note F)                          $    -  $588.6  $ 97.7
                                            ======  ======  ======

O. REVENUES SUBJECT TO POSSIBLE REFUND

Several state and federal regulatory matters, including affiliate transaction issues in New York Telephone's 1990 intrastate rate case ($190.0 million), service issues in New York Telephone's incentive regulation proceeding ($50.0 million) and other matters ($48.0 million), may possibly require the refund of a portion of the revenues collected in the current and prior periods. As of December 31, 1994, the aggregate amount of such revenues that was estimated to be subject to possible refund was approximately $288.0 million, plus related interest. The outcome of each pending matter, as well as the time frame within which each will be resolved, is not presently determinable.

P. LITIGATION AND OTHER CONTINGENCIES

It is probable that local tax claims aggregating approximately $220 million in tax and $152 million in associated interest will be asserted against New York Telephone for the period 1984 through 1994. The claims relate to the taxability of New York Telephone's interstate and intrastate network access revenues. The current status is that these matters have been identified as possible audit adjustments by the taxing authority, and New York Telephone is presenting its arguments against those adjustments. while New York Telephone's counsel cannot give assurance as to the outcome, counsel believes that New York Telephone has strong legal positions in these matters.

Various other legal actions and regulatory proceedings are pending that may affect NYNEX, including matters involving Racketeer Influenced and Corrupt Organizations Act, antitrust, tort, contract and tax deficiency claims.

While counsel cannot give assurance as to the outcome of any of these matters, in the opinion of Management based upon the advice of counsel, the ultimate resolution of these matters in future periods is not expected to have a material effect on NYNEX's financial position but could have a material effect on annual operating results.

Q. BUSINESS RESTRUCTURING

In 1994, $693.5 million of pretax pension enhancement charges were recorded. These charges are a portion of an estimated $2.0 billion of pretax charges to be recorded for pension enhancements as employees leave NYNEX through 1996 under retirement incentives. The pension enhancement charges were included in the Consolidated Statements of Income as Selling, general and administrative.

In the fourth quarter of 1993, $2.1 billion of pretax business restructuring charges were recorded, primarily related to efforts to redesign operations and work force reductions. These charges include: $1.1 billion for severance and postretirement medical costs for employees leaving NYNEX through 1996; $626 million for re-engineering service delivery; $283 million for sale or discontinuance of information product and services businesses; and $106 million for restructuring at other nontelephone subsidiaries. The restructuring charges were included in the Consolidated Statements of Income as follows: Maintenance and support -- $192 million; Marketing and customer services -- $53 million; Selling, general and administrative -- $1.8 billion; and Other income (expense)- net -- $31 million.

R. SEGMENT INFORMATION

A description of NYNEX's key business segments and Management's Discussion and Analysis of operating revenues and operating income by segment are presented on pages 17 to 19 and 21 to 22, respectively.

Identifiable assets, depreciation expense and capital expenditures by business segment are as follows:

(In millions)                         1994       1993       1992
                                 ---------  ---------  ---------
Identifiable Assets:
Telecommunications               $24,788.6  $24,857.2  $24,343.3
Cellular                             961.4      676.4      523.4
Publishing                           529.0      529.3      492.4
Financial Services                 1,610.2    1,491.3    1,244.8
Other Diversified Operations       2,177.6    1,856.9    1,675.1
                                 ---------  ---------  ---------
Total identifiable assets        $30,066.8  $29,411.1  $28,279.0
                                 =========  =========  =========
Depreciation and Amortization
 Expense:
Telecommunications               $ 2,487.1  $ 2,392.9  $ 2,374.8
Cellular                              82.2       66.1       67.3
Publishing                            14.8       14.0       12.3
Financial Services                     1.1         .8         .5
Other Diversified Operations          55.4       60.2       63.1
                                 ---------  ---------  ---------
Total depreciation and
 amortization expense            $ 2,640.6  $ 2,534.0  $ 2,518.0
                                 =========  =========  =========

Capital Expenditures:
Telecommunications               $ 2,309.9  $ 2,327.8  $ 2,119.7
Cellular                             207.1      164.8      164.5
Publishing                            16.6       13.1       17.5
Financial Services                     5.9        1.1       16.7
Other Diversified Operations         472.7      210.4      131.2
                                 ---------  ---------  ---------
Total capital expenditures       $ 3,012.2  $ 2,717.2  $ 2,449.6
                                 =========  =========  =========

Total intersegment sales in 1994, 1993 and 1992 were $397.1, $343.0 and $358.1 million, respectively, principally in the Telecommunications segment. The Financial Services segment had total outstanding debt of $1,466.1, $637.0 and $565.2 million at December 31, 1994, 1993 and 1992, respectively.

A reconciliation of total segment identifiable assets to consolidated assets is as follows:

(In millions)                         1994       1993       1992
                                 ---------  ---------  ---------
Segment identifiable assets      $30,066.8  $29,411.1  $28,279.0
Adjustments and eliminations      (1,459.3)  (1,445.0)    (872.6)
Corporate assets                   1,432.4    1,462.7      295.7
Investment in unconsolidated
 subsidiary (Note M)                  28.1       29.6       29.6
                                 ---------  ---------  ---------
Consolidated assets              $30,068.0  $29,458.4  $27,731.7
                                 =========  =========  =========

1994 NYNEX Annual Report

                           Supplementary Information

Quarterly Financial Data (Unaudited)

All adjustments (consisting only of normal recurring accruals) necessary for a fair statement of income for each period have been included in the following table:

(In millions, except per                   For the quarter ended
 share amounts)              March 31,   June 30,  September 30,  December 31,
                             ---------   --------  -------------  ------------
1994
Operating revenues            $3,273.3   $3,311.6       $3,330.8     $ 3,390.9
Operating income              $  595.5   $  129.2       $  583.0     $   448.5
Net income (loss)             $  290.6   $    1.2       $  302.5     $   198.3
Earnings (loss) per share     $    .70   $    .00       $    .72     $     .47
Dividends per share           $    .59   $    .59       $    .59     $     .59
Market price:*
  High                        $ 41.375   $ 39.750       $ 39.125     $  39.750
  Low                         $ 34.250   $ 33.250       $ 35.625     $  36.250
                              --------   --------       --------     ---------
1993
Operating revenues            $3,320.2   $3,364.3       $3,330.4     $ 3,392.9
Operating income              $  668.9   $  668.1       $  645.5     $(1,649.2)
Earnings (loss) before
 cumulative effect
 of change in
 accounting principle         $  331.1   $  340.2       $  298.3     $(1,242.0)
Cumulative effect of
 change in accounting for
 postemployment benefits,
 net of taxes                 $ (123.5)  $      -       $    1.8     $       -
Net income (loss)+            $  207.6   $  340.2       $  300.1     $(1,242.0)
Earnings (loss) per share
 before cumulative effect
 of change in
 accounting principle         $    .80   $    .82       $    .72     $   (3.00)
Cumulative effect per
 share of change
 in accounting
 principle                    $   (.30)  $      -       $    .01     $       -
Earnings (loss) per share+    $    .50   $    .82       $    .73     $   (3.00)
Dividends per share           $    .59   $    .59       $    .59     $     .59
Market price:*
  High                        $ 46.250   $ 46.125       $ 48.875     $  46.500
  Low                         $ 41.000   $ 40.313       $ 43.500     $  40.125
                              --------   --------       --------     ---------

+ The quarters ended March 31, 1993 and September 30, 1993 have been restated as a result of the adoption of Statement No. 112 effective January 1, 1993 and for the effect of the increase in the tax rate on this item.
* Market price obtained from the New York Stock Exchange-Composite Transactions Index.

Results for the second, third and fourth quarters of 1994 include $449.3, $31.2 and $213.0 million, respectively, of pretax charges for pension enhancements, which were reflected in operating expenses. The after-tax effect of these charges was $291.5, $20.5 and $140.8 million in the second, third and fourth quarters, respectively.

Results for the fourth quarter of 1994 include $51.9 million of pretax credits to pension and medical expense associated with plan amendments and favorable plan experience, and $30.1 million for research tax credits and federal and state tax credits, partially offset by a $10.8 million pretax charge for costs associated with planned exits from media communication ventures. The total pretax effect was distributed as follows: a $41.8 million benefit in operating expenses, a $30.1 million benefit in income taxes and a $0.7 million charge in other income (expense)-net. The after-tax effect of these net benefits was an increase in net income of $55.9 million, of which $1.2 million was applicable to the fourth quarter.

Results for the first quarter of 1993 include the adoption of Statement No. 112. See Note C, "Employee Benefits," for further discussion. Results for the third quarter of 1993 reflect the effect of the increase in the statutory corporate federal income tax rate. See Note A, "Accounting Policies -- Income Taxes," for further discussion. Results for the fourth quarter of 1993 reflect the effect of charges for business restructuring, including re-engineering operations and force reductions. The total pretax effect of these charges was distributed as follows: $2.1 billion was reflected in operating expenses and $31 million was reflected in Other income (expense)-net. The after-tax effect of these charges was a reduction in net income of approximately $1.4 billion.

For further discussion of these charges, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

NYNEX Corporate Officers

William C. Ferguson
Chairman

Ivan Seidenberg
President, Chief Executive Officer and Chairman Designate

Frederic V. Salerno
Vice Chairman
Finance and Business Development

Raymond F. Burke
Executive Vice President-Law and Secretary

Alan Z. Senter
Executive Vice President and Chief Financial Officer

Morrison DeS. Webb
Executive Vice President and General Counsel

Robert T. Anderson
Vice President
Business Development

President
NYNEX Network Systems Company

Jeffrey A. Bowden
Vice President
Strategy & Corporate Assurance

Peter M. Ciccone
Vice President and Comptroller

John M. Clarke
Vice President
Law

Saul Fisher
Vice President
Law

Patrick F.X. Mulhearn
Vice President
Public Relations

Donald J. Sacco
Vice President
Human Resources

Thomas J. Tauke
Vice President
Government Affairs

Colson P. Turner
Vice President and Treasurer


Officers of Principal Operating Groups

Richard A. Jalkut
President and Group Executive
NYNEX Telecommunications

Richard W. Blackburn
President and Group Executive
NYNEX Worldwide Services Group, Inc.

Donald B. Reed
President and Group Executive
NYNEX External Affairs and Corporate Communications

Arnold J. Eckelman
Executive Vice President and Group Executive
Network Services

Robert J. Thrasher
Executive Vice President and Chief Quality Officer

Joseph C. Farina
Vice President and Group Executive
Network Services

Mel Meskin
Vice President--Finance and Treasurer
NYNEX Telecommunications

NYNEX Asset Management Company
William F. Heitmann
President

NYNEX CableComms Limited
Eugene P. Connell
President and Chief Executive Officer

NYNEX Credit Company
Richard E. Lucey
President

NYNEX Entertainment & Information Services Company
Walter I. Rickard
Chairman

NYNEX Information Resources Company
Donald MacKenzie
Chairman
President-Telephone Pioneers of America

Matthew J. Stover
President and Chief Executive Officer

NYNEX Mobile Communications Company
Cynthia J. White
Executive Vice President and Chief Operating Officer

NYNEX Science & Technology, Inc.
Casimir S. Skrzypczak
President

NYNEX Trade Finance Company
Richard W. Frankenheimer
President


Share Owner Information

Corporate Headquarters:
NYNEX Corporation
1095 Ave. of the Americas
New York, NY 10036
(212) 395-2121

1995 Annual Meeting:
NYNEX will hold its annual meeting at the Westchester County Center in White Plains, N.Y., on May 3, 1995, at 10:30 a.m.

Share Owner Services:
Inquiries on stock-related matters, including dividend payments, stock transfers and the NYNEX Share Owner Dividend Reinvestment and Stock Purchase Plan, as well as requests for Form 10-K reports for NYNEX and its telephone subsidiaries, should be directed to NYNEX's transfer agent and registrar, The First National Bank of Boston ("Bank of Boston"):

NYNEX Corporation
c/o Bank of Boston
P.O. Box 9175
Boston, MA 02205-9175
1 (800) 358-1133

From outside the continental United States, call collect on (617) 575-2407. Hearing-impaired share owners with access to a Telecommunications Device for the Deaf (TDD) may dial 1 (800) 368-0328 toll free for account information.

General Information:
If you have questions or comments regarding NYNEX, or would like to receive the NYNEX "1994 Profile and Statistics," additional copies of the Annual Report or the Annual Report on audiocassette, direct your requests to:

NYNEX Corporation
Share Owner Communications
19th Floor
1095 Ave. of the Americas
New York, NY 10036

Investor Relations:
Institutional investors, financial analysts and portfolio managers should direct questions to:

Allen F. Pattee
Corporate Director
Investor Relations
NYNEX Corporation
1095 Ave. of the Americas
New York, NY 10036
(212) 730-6350

(continued on back cover)

Share Owner Information
(continued from previous page)

Governmental Relations:
NYNEX Government Affairs
Suite 400 West
1300 I Street, N.W.
Washington, DC 20005
(202) 336-7900

Independent Accountants:
Coopers & Lybrand L.L.P.
1301 Ave. of the Americas
New York, NY 10019

Stock Exchange Listings:
Boston Stock Exchange
Chicago Stock Exchange
New York Stock Exchange
Pacific Stock Exchange
Philadelphia Stock Exchange
Amsterdam Stock Exchange
Basel Stock Exchange
Geneva Stock Exchange
The International Stock Exchange, London
Zurich Stock Exchange

Ticker Symbol: NYN

NYNEX is fully committed to equal employment opportunity for all employees and applicants for employment.

We have a duty to ensure that there is no unlawful discrimination in recruitment, hiring, termination, promotions, salary treatment or any other condition of employment or career development, and that there is no harassment of any employee on the basis of race, color, religion, national origin, sex, age, marital status, sexual preference or orientation, disability, or status as a special disabled veteran or veteran of the Vietnam era.


NYNEX Board of Directors

John Brademas
Dr. Brademas is president emeritus of New York University. He has been a NYNEX director since 1991 and serves on the Audit Committee and the Public Responsibility Committee.

Randolph W. Bromery
Dr. Bromery is president of Springfield College and commonwealth professor emeritus of the University of Massachusetts at Amherst, and president of Geoscience Engineering Corporation. He has been a NYNEX director since 1986 and serves on the Audit Committee, Executive Committee and Committee on Benefits.

Richard L. Carrion
Mr. Carrion is chairman and chief executive officer of BanPonce Corporation, and president and chief executive officer of Banco Popular de Puerto Rico. He was elected a NYNEX director in February 1995.

John J. Creedon
Mr. Creedon is a consultant, and retired president and chief executive officer of Metropolitan Life Insurance Company. A NYNEX director since 1983, he is a member of the Executive Committee and Committee on Benefits, and chairs the Public Responsibility Committee.

William C. Ferguson
Mr. Ferguson is chairman of NYNEX. He has been a NYNEX director since 1987 and chairs the Executive Committee.

Stanley P. Goldstein
Mr. Goldstein is chairman and chief executive officer of Melville Corporation. He was elected to the NYNEX board in 1990 and serves on the Audit Committee and the Finance Committee.

Helene L. Kaplan
Mrs. Kaplan is of counsel to Skadden, Arps, Slate, Meagher & Flom, a New York City law firm. She was elected to the NYNEX board in 1990 and is a member of the Committee on Benefits and the Public Responsibility Committee.

Elizabeth T. Kennan
Mrs. Kennan is president of Mount Holyoke College and has been a NYNEX director since 1984. She serves on the Nominating and Board Affairs Committee and chairs the Audit Committee.

Edward E. Phillips
Mr. Phillips is retired chairman of New England Mutual Life Insurance Company. He has served on the NYNEX board since 1983 and is a member of the Executive Committee and Finance Committee and chairs the Nominating and Board Affairs Committee.

Frederic V. Salerno
Mr. Salerno is vice chairman -- Finance and Business Development of NYNEX. He has been a NYNEX director since 1991 and serves on the Finance Committee.

Ivan Seidenberg
Mr. Seidenberg is president, chief executive officer and chairman designate of NYNEX. He has been a NYNEX director since 1991 and is a member of the Public Responsibility Committee.

Walter V. Shipley
Mr. Shipley is chairman and chief executive officer of Chemical Banking Corporation. A NYNEX board member since 1983, he serves on the Executive Committee and Nominating and Board Affairs Committee and chairs the Finance Committee.

John R. Stafford
Mr. Stafford is chairman, president and chief executive officer of American Home Products Corporation. He has been a NYNEX director since 1989, is a member of the Finance Committee and chairs the Committee on Benefits.

Design: Belk Mignogna Associates
Executive Portraits:  Margaret Fox
Printing:  W.E. Andrews

(C)1995 NYNEX Corporation
All rights reserved

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